Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-260064

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus dated October 5, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying amended and restated short form base shelf prospectus dated October 5, 2021 to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of The Very Good Food Company Inc. at 2748 Rupert Street, Vancouver British Columbia, Canada, V5M 3T7 (Telephone 1-855-526-9254) and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

DATED OCTOBER 5, 2021

New Issue	October 15, 2021

THE VERY GOOD FOOD COMPANY INC.

US$30,000,000

15,000,000 Units

Price: US$2.00 per Unit

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying amended and restated short form base shelf prospectus dated October 5, 2021 to which it relates (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of units (the “Units”) of The Very Good Food Company Inc. (the “Corporation”, “VERY GOOD”, “our”, “us”, or “we”), directly to certain institutional purchasers (the “Purchasers”), at a price of US$2.00 per Unit (the “Offering Price”).

Each Unit consists of one common share (a “Common Share”) in the capital of the Corporation (a “Unit Share”) and one half of one transferable common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to purchase one Common Share (a “Warrant Share”) at a price of US$2.35 per Warrant Share until 5:00 p.m. (Pacific Time) on the date that is five years after the Closing Date, subject to adjustment in certain circumstances. The Units will separate into Unit Shares and Warrants, as applicable, immediately upon distribution and the Unit Shares and Warrants will be issued separately. This Prospectus Supplement also qualifies the distribution of Warrant Shares issuable upon exercise of the Warrants. See “Description of Securities”.

S-i

The Corporation has retained A.G.P./Alliance Global Partners and Roth Capital Partners (collectively, the “Placement Agent”) to act as its exclusive placement agent in the United States for the Offering and has entered into a placement agency agreement dated October 15, 2021 (the “Agency Agreement”) with the Placement Agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Units offered pursuant to this Prospectus Supplement. The Units will be sold directly to the Purchasers pursuant to securities purchase agreements, each dated as of October 15, 2021, between the Corporation and the respective Purchasers (each, a “Purchase Agreement”). The Offering Price was determined by negotiation among the Corporation, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Common Shares. It is expected that the closing of the Offering (the “Closing”) will occur on October 19, 2021 or such later date as the Corporation, the Placement Agent and the Purchasers may agree (the “Closing Date”). See “Plan of Distribution”.

The outstanding Common Shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “VERY.V”, The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “VGFC” and the Frankfurt Stock Exchange under symbol “OSI”. The Corporation has applied to list the Unit Shares, the Warrant Shares, and the Agent Warrant Shares (as hereinafter defined) on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Corporation has given notice of the Offering to Nasdaq in accordance with the rules of that exchange. On October 14, 2021, the last trading day before the public announcement of the Offering, the closing price of the Common Shares on the TSXV and Nasdaq was $2.88 and US$2.29, respectively.

	Price to the Public (US$)	Placement Agent’s Commission(1)(2) (US$)	Net Proceeds to the Corporation(2) (US$)
Per Unit	2.00	0.12	1.88
Total	30,000,000	1,800,000	28,200,000

Notes:

(1)

The Corporation has agreed to pay the Placement Agent a cash commission (the “Placement Agent’s Commission”) equal to 6.0% of the aggregate gross proceeds of the Offering. In addition, the Corporation has agreed to issue to the Placement Agent, or as the Placement Agent may direct, that aggregate number of compensation warrants (“Agent Warrants”) as is equal to 3.5% of the number of Units issued pursuant to the Offering. Each Agent Warrant shall entitle the holder to acquire one Common Share (each, an “Agent Warrant Share”) at an exercise price of US$2.50 per Agent Warrant Share commencing on April 14, 2022 and expiring at 5:00 p.m. (Pacific Time) three years thereafter, subject to adjustment in certain circumstances. See “Plan of Distribution”.

(2)

After deducting the Placement Agent’s Commission but before deducting the expenses of the Offering, estimated to be US$500,000, which, together with the Placement Agent’s Commission, will be paid from the proceeds of the Offering.

This Prospectus Supplement qualifies the distribution of the Unit Shares and Warrants to eligible investors outside of Canada, including the Warrant Shares issuable upon exercise of the Warrants. The Offering is being made only in the United States and certain other foreign jurisdictions and the Units will be offered directly to the purchasers participating in the Offering. No Units will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering.

An investment in the Units involves a high degree of risk, including certain risks inherent in the Corporation’s involvement in the plant-based food industry, and should only be made by persons who can afford the total loss of their investment. The risk factors identified under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in this Prospectus Supplement and under the heading “Risk Factors” in the Shelf Prospectus and the AIF (as hereinafter defined), should be carefully reviewed and evaluated by prospective investors before purchasing Units.

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare the Shelf Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and may not be comparable to financial statements of United States companies. The audit of such financial statements may be subject to Canadian generally accepted auditing standards and auditor independence standards.

No underwriter or agent has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement.

S-ii

The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of the Province of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in the Shelf Prospectus and this Prospectus Supplement are residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.

THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Neither the Corporation nor the Placement Agent has authorized anyone to provide prospective investors with information different from that contained in this Prospectus Supplement. The Corporation takes no responsibility for and can provide no assurance as to the reliability of, any other information that others may give prospective investors of this Prospectus Supplement.

Prospective investors should not assume that the information contained or incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date hereof or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in the Shelf Prospectus, this Prospectus Supplement and the documents incorporated by reference therein and herein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

There is no market through which the Warrants comprising part of the Units may be sold and purchasers may not be able to resell the Warrants that are purchased under this Prospectus Supplement. In addition, the Warrants will not be listed for trading on the TSXV, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors”.

The delivery of the Unit Shares to the Purchasers will be settled under the book-based system through the facilities of The Depository Trust Company (“DTC”), or by such other means as the Corporation and the Purchasers may agree. Unless otherwise determined by the Corporation and the Purchasers, the Purchasers will receive only a customer confirmation from the registered dealer that is a DTC participant through which the Units are purchased. Certificates representing the Warrants will be in definitive form and available for delivery to the Purchasers at Closing.

Lead Placement Agent

A.G.P.

Co-Placement Agent

Roth Capital Partners

Prospective investors should be aware that the acquisition of the Units may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Information contained on the Corporation’s website, at www.verygoodfood.com, shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference herein and may not be relied upon by prospective investors for determining whether to invest in the Units qualified for distribution under this Prospectus Supplement.

S-iii

Each of William Tolany and Justin Steinbach, directors of the Corporation, resides outside of Canada and has appointed Torys LLP, at 4600 Eighth Avenue Place East, 525 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head office is located at 2748 Rupert Street, Vancouver British Columbia, Canada, V5M 3T7 and its registered and records office is located at 885 W. Georgia, #900, Vancouver, British Columbia, V6C 3H1.

S-iv

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

S-v

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise noted or the context otherwise indicates, the “Corporation”, “VERY GOOD”, “us”, “our” or “we” refer to The Very Good Food Company Inc. and its subsidiaries.

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering.

A prospective investor should rely only on information contained or incorporated by reference in the Shelf Prospectus and this Prospectus Supplement. Neither the Corporation nor the Placement Agent has authorized anyone to provide prospective investors with different or additional information. The information contained on www.verygoodfood.com is not intended to be included in or incorporated by reference into this Prospectus Supplement and prospective investors should not rely on such information when deciding whether or not to invest in the Units. Any graphs, tables or other information demonstrating our historical performance or of any other entity contained in this Prospectus Supplement or the information incorporated by reference in this Prospectus Supplement are intended only to illustrate past performance and are not necessarily indicative of our future performance or that of any other entity. The Units are not being offered in any jurisdiction where the offer is not permitted. A prospective investor should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in the Shelf Prospectus, this Prospectus Supplement and the documents incorporated by reference therein and herein are accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Shelf Prospectus or of any sale of the Units pursuant thereto. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “U.S. Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Forward-looking information may relate to anticipated events or results and may include information regarding the Corporation’s financial position, business strategy, growth plans, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Corporation’s expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

In particular and without limitation, the forward-looking information in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein includes, among other things, statements relating to:

•	the anticipated Closing Date;

•	the Corporation’s proposed use of the net proceeds from the Offering, including its business objectives and milestones;

•	the anticipated listing of the Unit Shares on the TSXV;

•	the impact of the COVID-19 pandemic (“COVID-19”) on the Corporation’s business;

•	the Corporation’s business strategy and growth plans;

•	the Corporation’s capital expenditures and operations;

•	the Corporation’s belief that expanding sales across the Corporation’s distribution network in Canada and the United States is a critical element of the Corporation’s growth strategy;

•

the anticipated production volume capacities of VERY GOOD’s production facilities in Vancouver, British Columbia (the “Rupert Facility”) in Patterson, California (the “Patterson Facility”) and the production facility located in Esquimalt, British Columbia, and the Corporation’s ability to scale and increase production output and the timing thereof;

•	expectations regarding the number of production lines and numbers of SKUs to be produced at the Rupert Facility and the Patterson Facility;

•	the Corporation’s ability to expand its product portfolio and build leading brands for customers and consumers and the timing thereof;

•	timing for the commencement of food production at the Patterson Facility and on the second production line at the Rupert Facility;

•	the Corporation’s ability to increase wholesale distribution in Canada and in the United States;

•	plans for, and the anticipated timing of, an eCommerce sales launch in the European Union and further international expansion;

•	plans for and the anticipated benefits of VERY GOOD’s product innovation centre at Mount Pleasant including the ability to rapidly introduce new creative products into the market (“Mount Pleasant”);

•	the anticipated timing for opening of the Mount Pleasant flagship butcher shop;

•	the Corporation’s commitment to corporate responsibility;

•	the Corporation’s ability to become a “Certified B Corporation”;

•	VERY GOOD’s acquisition strategy, the goals associated therewith and the expectation that the Offering will provide VERY GOOD with greater flexibility in the execution of such strategy;

•

plans for, and the timing of, the retail rollout of VERY GOOD’s new “Butcher’s Select” gluten and soy free line of products and the benefits the Corporation expects to derive therefrom including the ability of the Butcher’s Select brand to strengthen VERY GOOD’s competitive position and compete against leading brand products;

•

expectations regarding the scaling of the Corporation’s retail network to a target of greater than 3,000 retail stores and 15,000 points of distribution by the end of 2021 in Canada and the United States;

•	the strength and benefits of the Corporation’s eCommerce platform and the ability to complete over 5,000 eCommerce orders per week;

•	the Corporation’s marketing strategy;

•	the ongoing discussions with major US retailer banners regarding the distribution of the Corporation’s products;

•	the Corporation’s plans to obtain sustainability certifications and be both carbon and plastic neutral in the future;

•	expectations regarding the Corporation’s ability to use the Victoria Butcher Shop & Restaurant (as defined in the AIF) as a template for the opening of additional locations across North America;

•	continuing to strategically register trademarks; and

•	expectations regarding the Corporation’s credit facility of up to $70,000,000 (the “Credit Facility”).

Forward-looking information is based on the Corporation’s opinions, estimates and assumptions in light of the Corporation’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of the impact of COVID-19; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; continued strong demand for the Corporation’s products; planned capital projects such as Mount Pleasant, the Patterson Facility, the Rupert Facility and the construction, costs, schedules, approvals and anticipated benefits relating thereto; the availability of sufficient capital to fund capital requirements associated with existing operations and capital projects; the ability to obtain necessary equipment, production inputs and labour; growth plans; the ability to retain senior management and other key personnel; the competitive environment conditions and the Corporation’s ability to position VERY GOOD competitively; the execution of the Corporation’s business strategy and growth plans and the impact thereof; future performance including future financial objectives; and food safety and regulatory compliance are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the following risk factors described in greater detail under the heading entitled “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference herein, such as:

•	the impacts of the ongoing COVID-19 pandemic;

•	the Corporation’s potential failure to successfully establish, or potential disruptions at, the Corporation’s facilities;

•	the Corporation’s need for significant additional funding and the Corporation’s negative cash flow from operations;

•	risks relating to the Credit Facility;

•	the Corporation’s history of losses;

•	discretion over use of proceeds;

•	the loss of members of the Corporation’s management team or other key personnel;

•	the highly competitive nature of the plant-based industry;

•	limited or disrupted supply of raw materials including key ingredients;

•	inability to scale production and manage the Corporation’s supply chain;

•	the rapid growth of the Corporation’s business and the Corporation’s ability to meet growth goals;

•	the Corporation’s acquisition strategy and ability to integrate new business;

•	the Corporation’s reliance on third-party logistics providers;

•	food safety and consumer health;

•	the Corporation’s ability to protect its trademarks or other intellectual property rights;

•	the Corporation’s increasing reliance on distributors;

•	the effectiveness of the Corporation’s marketing efforts including digital marketing and social media campaigns;

•	inability to protect the Corporation’s brand value and reputation;

•	failure to successfully expand to new markets;

•	failure to comply with applicable product labelling, marketing and advertising regulations;

•	the Corporation’s inability to develop and market new products and improvement to existing products;

•	failure to acquire or retain customers across the Corporation’s distribution channels;

•	the effects of consolidation in the retail grocer sector;

•	the Corporation’s failure to comply with laws and regulations;

•	disruptions affecting the Corporation’s information technology systems and eCommerce business;

•	claims made against the Corporation, which may result in litigation;

•	the impacts of climate change;

•	insurance-related risks;

•	leasing commercial and retail space;

•	consumer trends;

•	changes in the general economic conditions;

•	union attempts to organize the Corporation’s employees;

•	failure to meet social responsibility metrics or ESG benchmarks;

•	counterparty risk;

•	changes in accounting standards;

•	volatility in the market price for Common Shares;

•	future equity sales;

•	no cash dividends for the foreseeable future;

•	dilution;

•	the forward-looking information in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may prove inaccurate;

•	there is no established public trading market for the Warrants; and

•	tax-related risks.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, prospective investors should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus Supplement, the Shelf

Prospectus and the documents incorporated by reference herein and therein represents the Corporation’s expectations as of the date hereof (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Units.

Additional information about the risks and uncertainties of forward-looking information and the assumptions upon which it is based is contained in the Corporation’s filings with securities regulators, which are available electronically through the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

FINANCIAL INFORMATION

All dollar amounts set forth in this Prospectus Supplement, in the Shelf Prospectus and in the documents incorporated by reference herein and therein are in Canadian dollars. Unless otherwise noted herein, all references to “US$” or “U.S. dollars” are to United States dollars and all references to “dollars”, “C$” or “$”, are to Canadian dollars. All financial information in this Prospectus Supplement, the Shelf Prospectus and in the documents incorporated by reference herein and therein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS, which differs from United States generally accepted accounting principles.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, based on the average daily rate of exchange as quoted by the Bank of Canada.

	Six Months Ended June 30,		Year Ended December 31,
	2021 ($)	2020 ($)	2020 ($)	2019 ($)	2018 ($)
			$	$	$
Closing	1.2394	1.3628	1.2732	1.2988	1.3642
High	1.2617	1.4496	1.4496	1.3600	1.3642
Low	1.2040	1.2970	1.2718	1.2988	1.2288
Average	1.2282	1.3651	1.3415	1.3269	1.2957

On October 14, 2021, the rate of exchange posted by the Bank of Canada was US$1.00 = $1.2372.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as those terms are defined under applicable Canadian securities legislation) pertaining to the Offering and filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov) subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus solely for the purposes of the Offering.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Chief Financial Officer of The Very Good Food Company Inc., at 2748 Rupert Street, Vancouver British Columbia, Canada, V5M 3T7 (Telephone: 1-855-526-9254). In addition, copies of such documents may be obtained from the securities commissions or similar authorities in Canada through SEDAR at www.sedar.com. Such documents have also been filed with the SEC and are available through EDGAR at www.sec.gov.

The following documents of the Corporation, which have been filed with Canadian securities commissions or similar authorities in Canada, and filed as exhibits to the Corporation’s registration statement on Form F-10 of which the Shelf Prospectus and this Prospectus Supplement form a part (the “Registration Statement”), are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date hereof:

(a)	the Corporation’s audited annual consolidated financial statements as at December 31, 2020 and 2019, together with the independent auditor’s report thereon and the notes thereto;

(b)	the independent auditor’s report on the Corporation’s audited annual consolidated financial statements as at December 31, 2019 and 2018;

(c)	the Corporation’s management’s discussion and analysis of its financial condition and results of operations for the years ended December 31, 2020 and 2019;

(d)	the Corporation’s annual information form (“AIF”) for the year ended December 31, 2020;

(e)

the Corporation’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020, together with the notes thereto (the “Q2 Financial Statements”);

(f)	the Corporation’s management’s discussion and analysis of its financial condition and results of operations for the three and six months ended June 30, 2021 and 2020 (the “Q2 MD&A”);

(g)

the Corporation’s management information circular dated May 25, 2021 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 29, 2021 (“Management Circular”); and

(h)	the Corporation’s material change reports dated June 14, 2021, June 17, 2021, and March 23, 2021.

Any document of the type referred to in paragraphs (a) to (h) above or required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including material change reports (other than confidential material change reports), consolidated interim financial statements, consolidated annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Corporation with the applicable securities commissions or similar authorities in each of the provinces of Canada subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

To the extent that any document or information incorporated by reference into this Prospectus Supplement as described above is included in any report furnished to the SEC by the Corporation on Form 6-K, it shall be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, any document or information included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Exchange Act, after the date hereof, shall be deemed to be incorporated by reference the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purpose of the Offering shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC and form part of the Registration Statement and the exhibits thereto: (1) the documents listed under “Documents Incorporated by Reference”; (2) powers of attorney from our directors and officers; (3) the consent of Torys LLP; (4) the Agency Agreement; (5) the form of Purchase Agreement described under the heading “Plan of Distribution”, and (6) the form of Warrant.

AVAILABLE INFORMATION

The Corporation has filed the Registration Statement with the SEC with respect to the Units offered pursuant to this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information required to be contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC.

The Corporation is subject to the continuous disclosure requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. The Corporation is also subject to the information requirements of the U.S. Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with or furnishes to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation will be exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies, its financial statements may be prepared under IFRS rather than U.S. generally accepted accounting principles, and they may be audited under Canadian generally accepted auditing standards.

The SEC maintains an Internet site at www.sec.gov that makes available reports and other information that the Corporation files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com. The Corporation’s Internet site can be found at www.verygoodfood.com. The information on the Corporation’s website is not incorporated by reference into the Shelf Prospectus or this Prospectus Supplement and should not be considered a part of the Shelf Prospectus or this Prospectus Supplement, and the reference to the Corporation’s website in the Shelf Prospectus or this Prospectus Supplement is an inactive textual reference only.

SUMMARY OF THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read this entire Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein before making an investment decision. Capitalized terms used but not defined in this summary are defined elsewhere in this Prospectus Supplement.

Issuer:	The Very Good Food Company Inc.

Offering:	15,000,000 Units

Offering Price:	US$2.00 per Unit

Gross Proceeds:	US$30,000,000

Use of Proceeds:	The net proceeds to the Corporation from the Offering will be approximately US$28,200,000, after deducting the applicable Placement Agent’s Commission but before deducting the expenses of the Offering. The Corporation intends to use the net proceeds of the Offering: to scale operations, to expand geographical reach, for accretive acquisitions within the plant-based food sector, for research and development, for marketing initiatives and for general corporate and other working capital purposes. See “Use of Proceeds”.

Form of Offering:	Public offering by way of a Prospectus Supplement to the Shelf Prospectus filed in the Province of British Columbia and in the United States pursuant to MJDS. See “Plan of Distribution”.

Income Tax Considerations:	See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Holders are urged to consult their own tax advisors with respect to the Canadian and United States federal, provincial, territorial, state, local and foreign tax consequences of purchasing, owning and disposing of the Units.

Closing:	On or about October 19, 2021

Risk Factors:	Investors should carefully review and consider certain risk factors before investing in Units. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information”.

THE VERY GOOD FOOD COMPANY INC.

VERY GOOD is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under its core brands: The Very Good Butchers and The Very Good Cheese Co. Further information regarding the Corporation and its business is set out in the AIF under “Description of the Business”, which is incorporated by reference herein.

Recent Developments

On October 11, 2021, VERY GOOD announced that its application to list the Common Shares on Nasdaq had been approved. Trading on the Nasdaq commenced on October 13, 2021 under the symbol “VGFC”. Additionally, on October 11, 2021, VERY GOOD announced the appointment of Justin Steinbach to the board of directors of the Corporation.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Corporation as at September 30, 2021 and as adjusted to give effect to the Offering as if it had occurred on such date. This table should be read in conjunction with the Q2 Financial Statements and Q2 MD&A incorporated by reference in this Prospectus Supplement.

Designation (authorized)	As at September 30, 2021 (unaudited)	As at September 30, 2021 after giving effect to the Offering and issuance of the Agent Warrants (unaudited)
Common Shares (unlimited)(1)	$62,889,218	$97,159,658.00
	(103,456,964 Common Shares)	(118,456,964 Common Shares)
Options(2)	8,601,131 Options	8,601,131 Options
Warrants(3)	5,706,558 Warrants	13,731,558 Warrants
Loan Capital(4)	$3,473,520	$3,473,520

Notes:

(1)

The net proceeds from the Offering will increase the Corporation’s consolidated capitalization by an equivalent amount. The net proceeds of the offering are to be split between the Common Shares and the fair value of the Warrants at the time of issuance of the Units. The Corporation, in completing its financial reporting process, will estimate the fair value of the Warrants and recognize them as a derivative liability (marked to market each period through profit or loss) given the currency of the exercise price is different from the Corporation’s functional currency. In the table above the net proceeds have been allocated entirely to Common Shares pending the Corporation making a final determination of the accounting and fair value of the Warrants.

(2)

Represents 8,601,131 options (“Options”) outstanding pursuant to the Corporation’s stock option plan, each Option entitling the holder to purchase one Common Share at exercise prices ranging from $0.25 to $9.07 per Common Share. See “Prior Sales”.

(3)	Represents Common Share purchase warrants, each warrant entitling the holder to purchase one Common Share at exercise prices ranging from $2.00 to $7.60 per Common Share. See “Prior Sales”.
(4)

Represents amount drawn under the Credit Facility as at the date hereof. The Credit Facility consists of a revolving credit facility available to a maximum of $20,000,000 and a term loan available to a maximum of $50,000,000 (the “Term Loan”). VERY GOOD intends to use the Credit Facility for general corporate purposes including, among other things, supporting working capital, making potential acquisitions and, in the case of the Term Loan, purchasing equipment for the Patterson Facility and other production facilities. Drawdowns and the receipt of proceeds under the Credit Facility are subject to the Corporation satisfying certain terms and conditions thereunder.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSXV under the symbol “VERY.V” and on Nasdaq under the symbol “VGFC”. The Common Shares were initially listed on the Canadian Securities Exchange (the “CSE”) on June 16, 2020 until March 16, 2021 and thereafter on the TSXV, where the Common Shares commenced trading on March 17, 2021. The Common Shares commenced trading on Nasdaq on October 13, 2021.

The following table shows, for the periods indicated, the range of high and low prices per Common Share at the close of market on the CSE, as well as total volumes of the Common Shares traded on the CSE.

Period	High ($)	Low ($)	Volume
October 2020	3.47	1.51	20,693,763
November 2020	7.60	3.16	40,170,813
December 2020	9.50	5.83	23,092,412
January 2021	8.87	5.27	8,707,019
February 2021	7.28	5.06	5,723,822
March 1 – 16, 2021	6.17	4.42	2,407,694

The following table shows, for the periods indicated, the range of high and low prices per Common Share at the close of market on the TSXV, as well as total volumes of the Common Shares traded on the TSXV.

Period	High ($)	Low ($)	Volume
March 17 - 31, 2021	6.00	4.45	2,297,839
April 2021	5.56	4.40	2,181,353
May 2021	4.98	3.50	2,485,373
June 2021	4.72	3.53	3,220,754
July 2021	3.94	2.80	3,589,384
August 2021	3.34	2.70	3,219,763
September 2021	3.08	2.32	2,235,384
October 1 to 14	3.68	2.32	3,500,808

The following table shows, for the periods indicated, the range of high and low prices per Common Share at the close of market on Nasdaq, as well as total volumes of the Common Shares traded on Nasdaq.

Period	High (US$)	Low (US$)	Volume
October 13 to 14	2.98	2.23	1,044,936

PRIOR SALES

The following table summarizes all the Corporation’s issuances of Common Shares in the 12-month period preceding the date hereof.

Date of Issuance	Number of Common Shares		Issuance Price Per Common Share
October 20, 2020	50,000	(2)	$0.25
October 22, 2020	54,830	(2)	$2.00
October 22, 2020	496,396	(2)	$0.25
October 22, 2020	26,000	(4)	$1.30
October 22, 2020	11,523	(1)	$1.44
October 22, 2020	47,866	(3)	$2.13
October 23, 2020	203,750	(2)	$2.00
October 23, 2020	30,000	(4)	$1.30
October 23, 2020	28,000	(2)	$2.00
October 23, 2020	160,500	(2)	$0.25
October 26, 2020	13,350	(2)	$2.00
October 27, 2020	150,000	(2)	$2.00
October 29, 2020	139,000	(2)	$2.00
October 29, 2020	12,500	(2)	$0.25
October 30, 2020	53,096	(2)	$2.00
November 2, 2020	110,000	(2)	$2.00
November 3, 2020	54,500	(2)	$2.00
November 4, 2020	336,515	(2)	$2.00
November 5, 2020	547,903	(2)	$2.00
November 6, 2020	75,384	(2)	$2.00
November 9, 2020	19,185	(2)	$2.00
November 10, 2020	475	(2)	$2.00
November 10, 2020	761,544	(2)	$0.25
November 10, 2020	1,710	(4)	$1.30
November 10, 2020	4,000	(2)	$2.00
November 11, 2020	172,750	(2)	$2.00
November 13, 2020	8,550	(2)	$2.00
November 16, 2020	26,250	(2)	$2.00
November 17, 2020	16,000	(2)	$2.00
November 20, 2020	15,750	(2)	$2.00

Date of Issuance	Number of Common Shares		Issuance Price Per Common Share
November 20, 2020	320,000	(2)	$0.25
November 24, 2020	3,300	(2)	$2.00
November 25, 2020	33,334	(2)	$0.30
November 26, 2020	58,846	(2)	$2.00
November 26, 2020	342,276	(4)	$1.30
November 30, 2020	13,500	(2)	$2.00
December 1, 2020	4,417	(1)	$3.69
December 1, 2020	39,900	(2)	$2.00
December 2, 2020	157,500	(2)	$2.00
December 3, 2020	98,000	(2)	$2.00
December 4, 2020	25,000	(2)	$2.00
December 7, 2020	1,675,000	(2)	$0.25
December 7, 2020	40,000	(2)	$2.00
December 8, 2020	440	(2)	$0.25
December 8, 2020	211,138	(2)	$2.00
December 8, 2020	16,667	(2)	$1.74
December 8, 2020	6,900	(2)	$2.00
December 9, 2020	7,500	(2)	$2.00
December 9, 2020	90,100	(2)	$4.50
December 10, 2020	2,500	(2)	$2.00
December 10, 2020	74,950	(2)	$4.50
December 11, 2020	57,900	(4)	$1.30
December 11, 2020	1,153	(2)	$2.00
December 11, 2020	86,550	(2)	$4.50
December 14, 2020	3,950	(2)	$4.50
December 15, 2020	6,710	(2)	$2.00
December 15, 2020	24,875	(2)	$4.50
December 16, 2020	100,105	(2)	$2.00
December 16, 2020	3,750	(2)	$4.50
December 17, 2020	4,500	(2)	$2.00
December 18, 2020	6,800	(4)	$1.30
December 18, 2020	70,500	(2)	$4.50
December 18, 2020	2,000	(2)	$2.00
December 21, 2020	86,250	(2)	$2.00
December 21, 2020	1,400	(2)	$4.50
December 21, 2020	10,500	(2)	$4.50
December 22, 2020	1,500	(2)	$4.50
December 22, 2020	1,520	(2)	$2.00
December 24, 2020	100,002	(2)	$0.30
December 24, 2020	10,000	(4)	$1.30
December 29, 2020	25,000	(2)	$0.25
December 30, 2020	1,000	(2)	$2.00
December 31, 2020	1,500	(2)	$2.00
January 5, 2021	15,000	(4)	$1.30
January 5, 2021	10,000	(2)	$2.00
January 7, 2021	5,000	(2)	$2.00
January 8, 2021	2,000	(2)	$4.50
January 11, 2021	9,000	(2)	$4.50
January 13, 2021	2,250	(2)	$2.00
January 13, 2021	1,500	(2)	$4.50
January 13, 2021	238,867	(4)	$3.50
January 15, 2021	72,000	(2)	$4.50
January 18, 2021	1,900	(2)	$2.00
January 20, 2021	20,000	(4)	$1.30
January 21, 2021	1,000	(2)	$2.00
January 27, 2021	150	(2)	$4.50

Date of Issuance	Number of Common Shares		Issuance Price Per Common Share
January 28, 2021	5,000	(2)	$2.00
January 29, 2021	5,000	(2)	$4.50
January 29, 2021	80,000	(2)	$0.25
February 2, 2021	5,452	(1)	$7.02
February 2, 2021	6,834	(1)	$5.59
February 8, 2021	2,500	(2)	$4.50
February 11, 2021	5,750	(2)	$4.50
February 17, 2021	200	(2)	$4.50
February 18, 2021	3,500	(2)	$4.50
February 18, 2021	25,000	(2)	$2.00
February 23, 2021	139,676	(5)	$5.66
March 1, 2021	5,000	(2)	$2.00
March 3, 2021	6,292	(1)	$6.09
March 9, 2021	9,000	(2)	$2.00
March 11, 2021	62,329	(5)	$5.87
March 15, 2021	134,433	(2)	$4.50
March 15, 2021	2,500	(2)	$0.25
March 15, 2021	7,240	(1)	$5.26
March 15, 2021	5,000	(2)	$2.00
March 16, 2021	16,667	(2)	$1.74
March 18, 2021	5,000	(2)	$4.50
March 19, 2021	5,000	(2)	$4.50
March 29, 2021	20,000	(2)	$2.00
April 16, 2021	15,000	(2)	$2.00
April 20, 2021	8,485	(1)	$4.45
April 29, 2021	1,900	(2)	$2.00
May 12, 2021	8,391	(1)	$4.39
May 26, 2021	3,900	(2)	$2.00
June 17, 2021	6,500	(2)	$2.00
June 29, 2021	3,000	(2)	$2.00
July 13, 2021	50,000	(2)	$0.25
July 13, 2021	16,666	(2)	$1.74
July 26, 2021	2,500	(2)	$2.00
July 28, 2021	18,000	(2)	$0.25
August 4, 2021	1,900	(2)	$2.00
August 5, 2021	60,000	(2)	$1.51
August 5, 2021	45,000	(2)	$1.60
August 9, 2021	1,500	(2)	$0.25
August 26, 2021	10,000	(2)	$1.31
August 30, 2021	10,000	(2)	$1.31
September 27, 2021	3,000	(2)	$0.25
October 13, 2021	6,500	(2)	$2.00
October 13, 2021	2,000	(2)	$2.00

Notes:

(1)	Represents Common Shares issued as compensation for services provided by a marketing services provider.
(2)	Represents an exercise of warrants or Options.
(3)	Represents Common Shares issued pursuant to a debt settlement agreement with a marketing services provider.
(4)	Represents an exercise of compensation warrants.
(5)	Represents Common Shares issued to the vendors of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. pursuant to the terms of the transaction agreements.

The following table summarizes all the Corporation’s issuances of Options under its stock option plan in the 12-month period preceding the date hereof.

Date of Issuance	Number of Options	Exercise Price Per Option
November 24, 2020	522,300	$4.65
December 5, 2020	150,000	$8.86
December 7, 2020	5,000	$9.07
January 4, 2021	1,155,000	$6.21

Date of Issuance	Number of Options	Exercise Price Per Option
January 26, 2021	60,000	$7.10
January 29, 2021	3,255,000	$7.03
February 16, 2021	75,000	$6.73
March 8, 2021	35,000	$5.72
July 15, 2021	685,625	$3.70
October 7, 2021	115,000	$3.41

The following table summarizes all the Corporation’s issuances of warrants in the 12-month period preceding the date hereof.

Date of Issuance	Number of Warrants		Exercise Price Per Warrant
October 23, 2020	28,000	(2)	$2.00
November 4, 2020	855	(2)	$2.00
November 27, 2020	171,138	(2)	$2.00
December 4, 2020	296,308	(3)	$3.50
December 11, 2020	28,950	(2)	$2.00
December 18, 2020	3,400	(2)	$2.00
December 21, 2020	60,000	(1)	$7.60
December 24, 2020	5,000	(2)	$2.00
January 5, 2021	7,500	(2)	$2.00
January 13, 2021	119,434	(2)	$4.50
January 20, 2021	10,000	(2)	$2.00
June 7, 2021	225,000	(4)	$5.62
July 2, 2021	391,632	(5)	$3.70

Notes:

(1)	Represents warrants issued to Brian Greenleaf, the Corporation’s former Chief Operating Officer, as compensation for his services to the Corporation. The warrants expire 12 months from their issuance.
(2)	Represents an exercise of compensation warrants in accordance with their terms.
(3)

Represents compensation warrants issued as compensation to an underwriter for the Canadian prospectus offering of 3,778,900 units of the Corporation for gross proceeds of $13,226,150 (the “December Offering”), with each compensation warrant being exercisable for one additional unit at an exercise price of $3.50 until June 4, 2022. Each unit issuable pursuant to exercise of a compensation warrant consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.50 until June 4, 2022.

(4)

Represents 225,000 warrants issued to Waygar Capital Inc. as compensation for services as lender for the Credit Facility, with each warrant being exercisable for one Common Share at a price of $5.62 until June 7, 2026.

(5)

Represents compensation warrants issued as compensation to an underwriter for the Canadian prospectus offering of 5,594,750 units of the Corporation for gross proceeds of $20,700,575 (the “July Offering”), with each compensation warrant being exercisable for one additional unit at an exercise price of $3.70 until January 2, 2023. Each unit issuable pursuant to exercise of a compensation warrant consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.60 until January 2, 2023.

The following table summarizes all the Corporation’s issuances of units of the Corporation containing Common Shares in the 12-month period preceding the date hereof.

Date of Issuance	Number of Units Issued		Issuance Price Per Unit Security
December 4, 2020	3,778,900	(1)	$3.50
December 4, 2020	30,000	(2)	$8.86
December 4, 2020	285,714	(3)	$3.50
July 2, 2021	5,594,750	(4)	$3.70
July 2, 2021	30,000	(5)	$3.82

Notes:

(1)

Represents units issued pursuant to the December Offering. Each unit consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.50 until June 4, 2022.

(2)

Represents corporate finance fee units issued as compensation to an underwriter for the December Offering, with each corporate finance fee consisting of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.50 until June 4, 2022.

(3)

Represents units issued pursuant to the Corporation’s private placement that closed on December 4, 2020. Each unit consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.50 until June 4, 2022.

(4)

Represents units issued pursuant to the July Offering. Each unit consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.60 until January 2, 2023.

(5)

Represents corporate finance fee units issued as compensation to an underwriter for the July Offering, with each corporate finance fee consisting of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.60 until January 2, 2023.

USE OF PROCEEDS

The estimated net proceeds to be received by the Corporation from the Offering are expected to be approximately US$28,200,000 after deducting the Placement Agent’s Fee of US$1,800,000 (prior to the deduction of the expenses of the Offering estimated at US$500,000).

Principal Purposes

The Corporation currently anticipates using the net proceeds from the Offering as set forth in the following table:

Principal Purposes	Amount
Scale Operations	US$10.5 million
Expand Geographical Reach	US$2.7 million
Accretive Acquisitions within Plant-Based Food Sector	US$3.0 million
Research & Development	US$2.5 million
Marketing Initiatives	US$3.5 million
General Corporate & Other Working Capital	US$6.0 million

To support our strategic growth plans of increasing production capacity and expansion of our distribution network, we are continuously scaling our operations through ongoing investments in our infrastructure and supply chain capabilities.

International Expansion

In the third quarter 2021, VERY GOOD entered into the United States retail market for the first time and launched into a geographic market outside of North America with our new United Kingdom eCommerce platform. We are currently working to establish a foothold in other European countries and are also targeting other strategic international markets as part of our growth plan.

Accretive Acquisitions within Plant-Based Food Sector

VERY GOOD’s acquisition strategy centers on assessing selective complementary assets within the plant-based food sector with the goal of deepening existing product offerings, expanding product categories and introducing new technology, to create the right mix of products for our VERY GOOD’s customers, generate brand awareness and expand manufacturing and distribution capabilities. Allocating cash resources to this initiative provides VERY GOOD with greater flexibility in the execution of its M&A strategy. While at any given time we may be considering such potential acquisitions, VERY GOOD does not currently have any binding agreements to enter into any such transaction and there is no assurance that any potential transaction will be successful.

Research & Development

Core to our growth strategy and competitive advantage is the ability to continually innovate and execute the rapid introduction to the market of new products. Accordingly, we expect to invest significantly in research and development to support the expansion of our product portfolio and build leading brands for customers and consumers. We have a strong pipeline of products in development to be launched over the next 6 to 24 months. As our knowledge and expertise deepens, our pace of innovation is accelerating, allowing for reduced time between new product launches.

Marketing Initiatives

We operate in a highly competitive and rapidly evolving sector and believe that investments in marketing aimed at building brand awareness and equity, are important to the long-term growth of VERY GOOD. To engage with our customers and build awareness of our brand organically, we intend to establish and grow relationships with social media influencers and engage in sponsorship and celebrity endorsement opportunities. These and other marketing initiatives will require strong funding in order to generate a meaningful return as competition increases.

General Corporate and Other Working Capital

We are currently in a growth-phase, which requires capital in all facets of our business, and we believe that having unallocated cash resources provides us with meaningful flexibility for our operations and positioning of the Corporation in the rapidly evolving plant-based food sector.

Offering Expenses

We anticipate that the expenses for the Offering will be approximately US$500,000, consisting of regulatory filing fees, transfer agent costs, professional advisory fees, auditor review and legal fees and expenses incurred by the Placement Agent in connection with the Offering.

Discretion to Re-Allocate Use of Proceeds

We intend to spend the funds available to us as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus Supplement, the AIF and the Q2 MD&A. Any such reallocations will be determined at the discretion of our management and there can be no assurance as of the date hereof as to how those funds may be reallocated. Until utilized, the net proceeds of the Offering will be held in cash balances in the Corporation’s bank accounts or invested at the discretion of management. Management will have discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure.

To the extent the Corporation requires additional capital, it may raise funds through debt and equity financing in the future. See “Risk Factors – Discretion in Use of Proceeds” and “Risk Factors – Additional Financing”.

We had a negative operating cash flow for the financial years ended December 31, 2020, 2019 and 2018 and for the three and six months ended June 30, 2021. To the extent that we have negative cash flow in any future period, the Corporation will use net proceeds from the Offering to fund such negative cash flow. See “Risk Factors – Negative Cash Flow from Operations”.

Although the timing of attaining these objectives is uncertain and there are a number of factors that remain out of the control of the Corporation, including COVID-19, among others, the Corporation’s present intention is to utilize the proceeds from the Offering within 18 months from the Closing. See “Risk Factors – Discretion in Use of Proceeds” and the risk factors under the heading “Risk Factors” in the AIF and the Q2 MD&A.

There is no minimum amount of funds that must be raised under this offering. This means that the Corporation could complete the Offering after raising only a small proportion of the Offering amount set out above.

Business Objectives and Milestones

We currently expect to accomplish the following business objectives and milestones using the net proceeds of the Offering:

Business Objective	Milestone that must occur for Business Objective to be Accomplished	Anticipated Timing to achieve Business Objective

Increase production capacity and distribution network	Scale up production at our Rupert and Patterson facilities.	Three to 12 months

Expand geographical reach	Continue to expand US retail network; pilot eCommerce and retail launches into new markets	12 to 18 months

Augment and diversify product portfolio	Complete accretive acquisition in plant-based food sector	12 to 18 months

Maintain strong pipeline of product innovation and introduce products into the market	Allocate resources to, and diversify, research & development initiatives to develop new products	6 to 18 months

Build brand awareness	Establish affiliate and/or celebrity endorsement.	6 to 12 months

While we believe that we have the skills and resources necessary to accomplish these business objectives, there is no guarantee that we will be able to do so within the timeframes indicated above, or at all. In particular, future developments relating to the ongoing COVID-19 pandemic, which we cannot currently predict, may require us to adjust, delay or postpone, either temporarily or permanently, activities required to achieve our business objectives. New or revised COVID-19 directives, the status of labour or equipment availability and the ability to staff our facilities, are all factors that could have an adverse impact on our plans. See “Risk Factors – COVID-19”.

DESCRIPTION OF SECURITIES

The Offering consists of the issuance of 15,000,000 Units for aggregate gross proceeds of $30,000,000. Each Unit is comprised of one Unit Share and one-half of one Warrant.

Common Shares

The Corporation’s authorized capital is made up of an unlimited number of Common Shares. As of the date hereof, there were 103,465,464 Common Shares issued and outstanding. Each Common Share carries the right to one vote. Holders of Common Shares are entitled to receive any dividends declared by the board of directors of the Corporation in respect of the Common Shares. In the event of the liquidation, dissolution or winding-up of the Corporation, holders of Common Shares are also entitled to receive, on a pro rata basis, the remaining property and assets of the Corporation available for distribution after payment of all its liabilities.

Warrants

The Warrants issued under the Offering will be issued in certificated form. The following description is subject to the detailed provisions of the form of certificate for the Warrants (the “Warrant Certificate”). Reference should be made to the Warrant Certificate for the full text of attributes of the Warrants.

Each whole Warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share at an exercise price of US$2.35 per Warrant share until 5:00 p.m. (Pacific Time) the date that is five years following the Closing Date, after which time the Warrant will be void and of no value. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Corporation a duly executed notice of exercise, thereby canceling all or a portion of such holder’s Warrants. No fraction of a Warrant Share will be issued upon the exercise of a Warrant and no cash payment will be made in lieu thereof. In addition, the Warrant holders are entitled to a “cashless exercise” option, subject to TSXV approval in certain circumstances where there is no effective registration statement registering the Warrant Shares. This “cashless exercise” option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price.

The exercise price and number of Warrant Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Shares and the exercise price. Also, upon the Corporation receiving the prior written approval from the TSXV (so long as the Warrant Shares are then listed on the TSXV), the holders of the Warrants will also be permitted to participate in certain subsequent rights offering or special distributions by the Corporation, if any, in each case in accordance with the terms of the Warrant Certificates.

In connection with certain specified mergers, sales, business combinations, recapitalizations or similar events (a “Fundamental Transaction”), holders of the Warrants will have the right to receive, upon exercise, the same consideration as holders of Common Shares in respect of the Common Shares that would be issuable upon exercise of the Warrants immediately prior to such Fundamental Transaction, in addition to any additional consideration receivable by holders of Common Shares in connection with such Fundamental Transaction.

There is currently no market through which the Warrants may be sold, and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. The Warrant Certificate will also contain restrictions on the number of Warrant Shares that may be acquired by a holder of Warrants upon any exercise of the Warrants that would result in the holder and its affiliates holding in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of such Warrants, which beneficial ownership limitation may be increased or decreased up to 9.99% upon notice to the Corporation, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to the Corporation.

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to the Corporation together with the appropriate instruments of transfer.

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Warrants.

The Corporation does not plan on making an application to list the Warrants on the TSXV, Nasdaq, or any other securities exchange or other trading system.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, we have engaged the Placement Agent to act as our exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Units we are offering by this Prospectus Supplement, and is not required to arrange the purchase or sale of any specific number of Units or dollar amount, but the Placement Agent has agreed to use its best efforts to arrange for the sale of the Units under the Offering. The Units will be sold directly to the Purchasers at the Offering Price.

The Agency Agreement provides that the obligations of the Placement Agent are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to pay the Placement Agent the Placement Agent’s Fee equal to 6.0% of the gross proceeds from the Offering. In addition, we have agreed to issue to the Placement Agent, or as the Placement Agent may direct, that aggregate number of Agent Warrants as is equal to 3.5% of the number of Units issued pursuant to the Offering. Each Agent Warrant shall entitle the holder to acquire one Agent Warrant Share at an exercise price of US$2.50 per Agent Warrant Share commencing on April 14, 2022 and expiring at 5:00 p.m. (Pacific Time) three years thereafter, subject to adjustment in certain circumstances. We have also agreed to reimburse the Placement Agent for certain accountable legal expenses incurred by the Placement Agent in connection with the Offering and certain non-accountable expenses in an aggregate amount not to exceed US$155,000. We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the U.S. Securities Act and the U.S. Exchange Act.

The Purchase Agreement provides that our obligation to issue and sell the Units to the Purchasers is subject to the conditions set forth in the Purchase Agreement. The Purchasers’ obligations to purchase the Units is subject to the conditions set forth in the Purchase Agreement as well as the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to indemnify the Purchasers against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement.

The Offering Price was determined by negotiation among the Corporation, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Common Shares.

It is expected that the Closing Date will occur on October 19, 2021 or such later date as the Corporation, the Placement Agent and the Purchasers may agree. The Purchase Agreement provides that such agreement may be terminated by any Purchaser, as to such Purchaser’s obligations thereunder only and without any effect whatsoever on the obligations between the Corporation and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth trading day following the date of the Purchase Agreement.

Pursuant to the Purchase Agreement, until 90 days following the Closing Date (the “Lock-Up Period”), the Corporation has agreed not to (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or other securities of the Corporation which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares (“Common Share Equivalents”) nor (ii) file a shelf registration statement or a prospectus. The foregoing does not apply to the issuance of:

(a)	Common Shares, Common Share Equivalents or other awards to employees, officers or directors of the Corporation or other eligible participants pursuant to the Corporation’s stock option plan;

(b)

securities issuable upon the exercise or exchange of or conversion of any Warrants issued, and/or other securities (including options, rights or warrants) exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date hereof, provided that such securities have not been amended since the date of hereof to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations, or otherwise in accordance with the terms of such securities) or to extend the term of such securities;

(c)

securities issued pursuant to outstanding commitments, including agreements, on the date hereof, acquisitions or strategic transactions, provided that such securities are not registered pursuant to any registration statement or prospectus and carry no registration rights that require or permit the filing of any registration statement or prospectus in connection therewith during the Lock-Up Period; and

(d)

Common Shares representing up to 15% of the outstanding Common Shares and, with the prior written consent of the Placement Agent, Common Shares representing greater than 15% of the outstanding Common Shares, as of the date of any definitive agreement, in each case, in connection with any acquisitions of securities, business properties or other assets otherwise than as contemplated in paragraph (c) above.

Additionally, the Corporation has also agreed to a deliver a lock up agreement from each director and officer of the Corporation evidencing their agreement not to, for a the Lock-Up Period, offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by such director or officer, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the U.S. Exchange Act, with respect to, any Common Shares or securities convertible, exchangeable or exercisable into, Common Shares beneficially owned, held or hereafter acquired by such director or officer except as otherwise permitted pursuant to the terms of the lock up agreement.

The foregoing does not purport to be a complete statement of the terms and conditions of the Agency Agreement and the Purchase Agreement. Copies of the Agency Agreement and the form of Purchase Agreement will be filed with the applicable securities regulatory authorities in Canada on SEDAR and included as exhibits to a current report on Form 6-K to be filed with the SEC in connection with the Offering.

The Placement Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of our Common Shares in connection with any offer or sales of Units pursuant to the Agency Agreement, nor will the Placement Agent and its affiliates bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the U.S. Exchange Act, until the Placement Agent has completed its participation in the Offering.

The outstanding Common Shares are currently listed and posted for trading on the TSXV under the symbol “VERY.V”, Nasdaq under the symbol “VGFC” and the Frankfurt Stock Exchange under symbol “OSI”. The Corporation has applied to list the Unit Shares, the Warrant Shares, and the Agent Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Corporation has given notice of the Offering to Nasdaq in accordance with the rules of that exchange.

There is no established public trading market for the Warrants and the Corporation does not expect a market to develop, and Purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement and the accompanying Shelf Prospectus. In addition, the Corporation does not intend to apply for listing of the Warrants on any securities exchange or other nationally recognized trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.

The delivery of the Unit Shares to the Purchasers will be settled under the book-based system through the facilities of DTC, or by such other means as the Corporation and the Purchasers may agree. Unless otherwise determined by the Corporation and the Purchasers, the Purchasers will receive only a customer confirmation from the registered dealer that is a DTC participant through which the Units are purchased. Certificates representing the Warrants will be in definitive form and available for delivery to purchasers at Closing.

No Units will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications stated herein, the following is, as of the date hereof, a summary of certain of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (collectively, the “Tax Act”) to a purchaser who acquires, as beneficial owner, Units pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Placement Agent; (ii) is not affiliated with the Corporation or the Placement Agent, and (iii) acquires and holds the Unit Shares, Warrants and Warrant Shares as capital property. A holder who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders. Generally, the Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold such Unit Shares, Warrants or Warrant Shares, as applicable, in the course of carrying on a business and such Holder has not acquired such Unit Shares, Warrants and Warrant Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold (and is not deemed to use or hold) the Unit Shares, Warrants or Warrant Shares in connection with a business carried on in Canada, and (iii) is not a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada (a “Non-Resident Holder”), and this portion of the summary only addresses such Non-Resident Holders. This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the facts set out in this Prospectus Supplement and the Shelf Prospectus, the provisions of the Tax Act in force as of the date hereof, the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof, and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder, and no representations concerning the tax consequences to any particular Non-Resident Holder are made. The tax consequences of acquiring, holding and disposing of Unit Shares, Warrants and Warrant Shares will vary according to the Non-Resident Holder’s particular circumstances. Non-Resident Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Unit Shares, Warrants and Warrant Shares must be computed in Canadian dollars using the relevant exchange rate determined in accordance with the detailed rules in the Tax Act, or such other rate of exchange as is acceptable to the CRA.

Allocation of Purchase Price

In acquiring a Unit, a Non-Resident Holder will be acquiring ownership of a Unit Share and one-half of one Warrant represented by such Unit. The Unit Share and one-half of one Warrant represented by a Unit are separate properties. Non-Resident Holders will be required to allocate the cost of each Unit on a reasonable basis between each Unit Share and one-half of a Warrant in order to determine their respective costs for purposes of the Tax Act.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will not constitute a disposition of property for the purposes of the Tax Act. Accordingly, no gain or loss will be realized by a Non-Resident Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Non-Resident Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Non-Resident Holder’s adjusted cost base of such Warrant (as of immediately before the exercise of the Warrant) and the exercise price paid for the Warrant Share. The Non-Resident Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base (determined immediately before the acquisition of the Warrant Share, as the case may be) to the Non-Resident Holder of all Common Shares owned by the Non-Resident Holder as capital property immediately prior to such acquisition.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder, if any, will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of such withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the applicable withholding tax rate in respect of a dividend paid to a Non-Resident Holder who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15% of the gross amount of the dividend. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, of which Canada is a signatory, affects many of Canada’s bilateral tax treaties, including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Unit Shares, Warrants or Warrant Shares (other than a disposition of Unit Shares or Warrant Shares to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) unless such Unit Shares, Warrants or Warrant Shares, as applicable, are “taxable Canadian property” of the Non-Resident Holder at the time of disposition and the Non-Resident Holder and the capital gain is not exempt from tax in Canada under the terms of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Common Shares are listed on a designated stock exchange (which currently includes the TSXV and Nasdaq), the Unit Shares, Warrants and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of their disposition unless, at any time during the 60-month period immediately preceding the disposition both of the following conditions are satisfied concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for the purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) hold a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, any such property, whether or not the property exists. A Non-Resident Holder’s Unit Shares, Warrants or Warrant Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Non-Resident Holders whose Unit Shares, Warrants or Warrant Shares may be taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of Unit Shares and Warrants acquired pursuant to the Offering and of Warrant Shares acquired pursuant to the exercise of a Warrant. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authority, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary addresses only U.S. Holders that acquire and hold Unit Shares, Warrant Shares (collectively, “Shares”), and Warrants as “capital assets” within the meaning of the Code (generally, property held for investment).

This summary is necessarily general and may not apply to all categories of holders, some of whom may be subject to special rules, including, without limitation:

•	persons that own (directly, indirectly, or constructively, applying certain attribution rules) 10% or more of the total voting power or total value of the stock of the Corporation;

•	dealers in securities or currencies;

•	financial institutions or financial services entities;

•	mutual funds;

•	life insurance companies;

•	persons that hold Shares or Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position;

•	persons that acquired Shares or Warrants in connection with the exercise of employee stock options or otherwise as compensation for services;

•	persons whose functional currency is not the U.S. dollar;

•	persons who have elected mark-to-market accounting;

•	persons who hold Shares or Warrants through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax or the unearned income Medicare contribution tax on net investment income; and

•	certain U.S. expatriates or former long-term residents of the United States.

This summary does not address all potentially relevant U.S. federal income tax matters, nor does it address any state, local, foreign, estate, or gift tax consequences of holding or disposing of Shares or Warrants.

As used herein, the term “U.S. Holder” means any beneficial owner of Shares or Warrants who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that has elected to be treated as a U.S. person under applicable Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Shares or Warrants, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding Shares or Warrants, and their partners and other owners, are urged to consult their own tax advisers to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

Prospective investors are urged to consult their own tax advisers with respect to the tax considerations relevant to the ownership and disposition of Unit Shares and Warrants acquired pursuant to the Offering and Warrant Shares acquired pursuant to the exercise of a Warrant, having regard to their particular circumstances.

Treatment of the Units

Each Unit is comprised of one Unit Share and 0.50 of a Warrant, each of which will be treated as a separate instrument for U.S. federal income tax purposes. The purchase price for a Unit must be allocated between the Unit Share and the 0.50 of a Warrant for U.S. federal income tax purposes, based on their respective fair market values at the time of the Offering, and the initial tax basis of each will equal the amount so allocated. Under U.S. federal income tax law, each U.S. Holder must make its own determination of such fair market values, based on all the facts and circumstances. The holding period for each Unit Share and 0.50 of a Warrant acquired as a Unit will begin on the day after the date of acquisition. Each U.S. Holder is urged to consult its own tax adviser regarding the allocation of the purchase price for the Units purchased in the Offering.

Ownership and Disposition of the Warrants

Exercise of the Warrants

Subject to the discussion below under “Passive Foreign Investment Company Considerations” and, except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the exercise of a Warrant and the related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received upon the exercise of a Warrant generally should equal the sum of (i) the U.S. Holder’s tax basis in such Warrant plus (ii) the exercise price paid by the U.S. Holder. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received upon the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either case, a U.S. Holder’s tax basis in the Warrant Shares received generally would equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not a realization event, it is unclear whether a U.S. Holder’s holding period for the Warrant Share would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Warrant Shares would include the holding period of the Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Warrant Shares received would equal the sum of the U.S. Holder’s initial investment in the Warrants deemed exercised (i.e., the portion of the U.S. Holder’s purchase price for the Units that is allocated to the Warrants, as described above under “Treatment of the Units”) and the exercise price of such Warrants. It is unclear whether a U.S. Holder’s holding period for the Warrant Shares would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

Due to the absence of authority regarding the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the Internal Revenue Service (“IRS”) or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Sale, Exchange, or Other Taxable Disposition of the Warrants

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss on the sale, exchange, or other taxable disposition of a Warrant in an amount equal to the difference between the amount realized on such sale, exchange, or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use the accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis in such Warrant. Such gain or loss will be long-term capital gain or loss if the Warrant has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Lapse of the Warrants

Upon the lapse or expiration of a Warrant, a U.S. Holder generally will recognize a loss in an amount equal to its adjusted tax basis in the Warrant. Subject to the PFIC rules discussed below, any such loss should be a capital loss. Any capital loss recognized by a U.S. Holder generally will be treated as U.S.-source loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Certain Adjustments to the Warrants

The number of Warrant Shares issuable upon exercise of a Warrant and/or the exercise price per Warrant may be adjusted in certain circumstances. For U.S. federal income tax purposes, an adjustment to the number of Warrant Shares that will be issued upon the exercise of a Warrant, or an adjustment to the exercise price of a Warrant, may be treated as a constructive distribution to a U.S. Holder of the Warrant if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the earnings and profits or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). Subject to the PFIC rules discussed below, any constructive distributions generally will be taxable as a distribution, as described below under “Ownership and Disposition of the Shares—Taxation of Distributions.” However, adjustments to the exercise price of a Warrant made pursuant to a reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of such Warrant generally will not result in a constructive distribution to a U.S. Holder of such Warrant. U.S. Holders are urged to carefully review the conversion rate adjustment provisions and consult their own tax advisers with respect to the tax consequences of any such adjustment.

Ownership and Disposition of the Shares

Taxation of Distributions

The Corporation currently expects to retain all available funds for use in the operation and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. In the event that the Corporation pays a dividend, and subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize, to the extent paid out of the Corporation’s current and accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions on the Shares (including amounts withheld to pay any Canadian withholding taxes). To the extent that the amount of a distribution exceeds the Corporation’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. The Corporation does not intend to calculate its earnings and profits according to U.S. federal income tax principles. Accordingly, U.S. Holders should expect a distribution generally to be treated as a dividend for U.S. federal income tax reporting purposes.

Dividends received by individuals and other non-corporate U.S. Holders with respect to Shares traded on Nasdaq generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and that the Corporation is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Shares generally will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid by the Corporation generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by the Corporation with respect to Shares generally will constitute “passive category” income. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its own tax adviser regarding the availability of the foreign tax credit with respect to such holder’s particular circumstances.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount determined by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss with respect to the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S.-source ordinary income or loss.

Each U.S. Holder is urged to consult its own tax adviser regarding the application of the foregoing rules in light of such holder’s particular circumstances.

Sale, Exchange, or Other Taxable Disposition of the Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon a sale, exchange, or other taxable disposition of a Share, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use the accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis in such Share. Such gain or loss will be long-term capital gain or loss if the Share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

Certain generally adverse U.S. federal income tax consequences could apply to a U.S. Holder if the Corporation is treated as a PFIC for any taxable year during such U.S. Holder’s holding period for the Shares or Warrants, as determined under the PFIC rules. A non-U.S. corporation, such as the Corporation, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. For purposes of the income test and asset test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

The Corporation has not determined whether it will be a PFIC for the year in which the Offering is completed or in future years because, among other things, PFIC status is determined annually and is based on the Corporation’s income, assets, and activities for the entire taxable year. Moreover, the determination as to whether any corporation was, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. Accordingly, there can be no assurance that the Corporation is not currently or will not be classified as a PFIC for any taxable year. Each U.S. Holder is urged to consult its own tax adviser regarding the PFIC status of the Corporation.

Subject to certain elections described below, if the Corporation were a PFIC for any taxable year during a U.S. Holder’s holding period for the Shares, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the Shares would be allocated ratably over the U.S. Holder’s holding period for the Shares.

The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before the Corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Shares were to exceed 125% of the average of the annual distributions on the Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If the Corporation were a PFIC at any time during the U.S. Holder’s holding period for the Warrants, and such U.S. Holder were to sell or otherwise dispose of the Warrants (other than by exercising the Warrants), any gain recognized generally would also be subject to taxation as described immediately above. If the Corporation were classified as a PFIC for any taxable year in which a U.S. Holder held Shares, then the Corporation generally would continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which the U.S. Holder continued to hold Shares, even if the Corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception were to apply.

In addition, if the Corporation were classified as a PFIC with respect to a U.S. Holder, to the extent any of the Corporation’s subsidiaries were also PFICs, such holder might be deemed to own shares in any such lower-tier PFICs directly or indirectly owned by the Corporation in that proportion which the value of the Shares owned by such holder bears to the value of all of the Corporation’s shares, and such holder therefore might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs deemed owned by the holder.

Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If the Corporation were a PFIC for any taxable year in which a U.S. Holder held Shares, and such U.S. Holder had made a timely and effective election to treat the Corporation as a “qualified electing fund” (a “QEF Election”) for the first taxable year of such U.S. Holder’s holding period in which the Corporation were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder’s pro rata share of (i) the net capital gain of the Corporation, which would be taxed as long-term capital gain to such U.S. Holder, and (ii) the ordinary earnings of the Corporation, which would be taxed as ordinary income to such U.S. Holder. However, a QEF Election cannot be made unless the Corporation provides or makes available certain information. The Corporation does not intend to provide information necessary for U.S. Holders to make QEF Elections, and therefore U.S. Holders should assume that QEF Elections will not be available to them. Under the PFIC regulations, a U.S. Holder is not be permitted to make a QEF Election with respect to Warrants, and therefore gain recognized from the taxable disposition of a Warrant generally would be subject to taxation as described in the preceding paragraph, even if the Corporation were to provide the information necessary for U.S. Holders to make QEF Elections with respect to Shares.

As an alternative to a QEF Election, if the Corporation were a PFIC for any taxable year and the Shares were treated as “marketable stock” in such year, then a U.S. Holder could avoid the unfavorable rules described above by making a timely and effective “mark to market” election (a “Mark-to-Market Election”) in the first taxable year of such U.S. Holder’s holding period in which the Corporation were classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective Mark-to-Market Election, such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, such U.S. Holder generally would include in ordinary income, for each taxable year in which the Corporation were a PFIC, an amount equal to the excess, if any, of (i) the fair market value of the Shares, as of the close of such taxable year over (ii) such U.S. Holder’s adjusted tax basis in such Shares. The U.S. Holder would be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder’s adjusted tax basis in the Shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the Mark-to-Market Election rules. In addition, upon a sale or other taxable disposition of Shares, a U.S. Holder that made a Mark-to-Market Election would recognize ordinary income or ordinary loss (but only to the extent such loss did not exceed the net amount of previously included income as a result of the Mark-to-Market Election). A Mark-to-Market Election would apply to the taxable year in which such election is made and to each subsequent taxable year, unless the Shares were to cease to be “marketable stock,” the U.S. Holder were to mark the Shares to market under non-PFIC provisions of the Code, or the IRS were to consent to the revocation of such election. The Shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including Nasdaq. However, there can be no assurance that trading in the Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, the Mark-to-Market Election will not be available with respect to any non-U.S. subsidiary classified as a PFIC, nor will a Mark-to-Mark Election be available with respect to Warrants. Accordingly, U.S. Holders making a Mark-to-Market Election generally would be subject to the unfavorable tax consequences described above with respect to any non-U.S. subsidiary classified as a PFIC or Warrants. Any U.S. Holder that makes a Mark-to-Market Election with respect to Shares is urged to consult its own tax advisers regarding the application of certain additional PFIC rules to any Warrant Shares received upon such holder’s later exercise of Warrants.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding such holder’s interest in the Corporation (or a non-U.S. subsidiary classified as a PFIC), subject to certain exceptions. A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. The application of the PFIC rules to U.S. Holders is complex and remains subject to proposed Treasury Regulations that have yet to be made final. Each U.S. Holder should consult its own tax adviser regarding the foregoing reporting requirements, the advisability of making a Mark-to-Market Election, the impact of the proposed Treasury Regulations, and any other tax consequences under the PFIC rules of acquiring, owning, and disposing of Shares or Warrants.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in Shares or Warrants, subject to certain exceptions (including an exception for Shares or Warrants held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. Each U.S. Holder is urged to consult its own tax adviser regarding the information reporting obligations, if any, with respect to such holder’s ownership and disposition of Shares or Warrants.

Information Reporting and Backup Withholding

Distributions on Shares made to a U.S. Holder and proceeds from the sale or other disposition of Shares or Warrants may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF UNIT SHARES, WARRANT SHARES, AND WARRANTS. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

RISK FACTORS

Before deciding to invest in any Units, prospective investors should consider carefully the risk factors set out below and under the heading “Risk Factors” in the Shelf Prospectus and in the AIF and the other information contained and incorporated by reference in the Shelf Prospectus and this Prospectus Supplement before purchasing Units. An investment in the Units offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus Supplement. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations or prospects, see “Documents Incorporated by Reference”. An investment in the Units is suitable only for those investors who are willing to risk a loss of some or all of their investment and who can afford to lose some or all of their investment.

Negative Cash Flow from Operations

The Corporation had a negative operating cash flow for the financial years ended December 31, 2020, 2019 and 2018 and for the three and six months ended June 30, 2021. To the extent that the Corporation has negative cash flow in any future period, the Corporation will use net proceeds from the Offering to fund such negative cash flow from operating activities. In order to stay in business, in the absence of cash flow from operations, the Corporation will have to raise funding through financing activities. However, there is no certainty the Corporation will be able to raise funds at all or on terms acceptable to the Corporation in the event it needs to do so. Furthermore, additional funds raised by the Corporation through the issuance of equity or convertible debt securities would cause the Corporation’s current shareholders to experience dilution. Such securities also may grant rights, preferences or privileges senior to those of the Corporation’s shareholders.

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact its results of operations or financial condition through disruptions to its operations including as a result of temporary production suspensions at its production facilities, production ramp-up delays at its Rupert and Patterson facilities, interruptions in its supply chain and distribution network, construction delays for its Mount Pleasant flagship store and proposed innovation centre, and, with respect to its Victoria flagship store, delays in its opening or the impact of new indoor dining restrictions.

VERY GOOD continues to utilize and refine its safety protocols to ensure the health and wellness of its employees which include the use of personal protective equipment and physical distancing initiatives to reduce risk within its facilities and mitigate the direct impacts of COVID-19. However, during the second quarter ended June 30, 2021, VERY GOOD’s operations were affected by indirect impacts of the pandemic through delays in the delivery of production equipment as well as a tightening of the local labour markets in the areas surrounding its Rupert and Patterson facilities which made it more challenging to secure the personnel needed to staff up operations. Taken together these developments, if prolonged, may slow VERY GOOD’s targeted ramp-up.

The extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities, and sustained pressure on global supply chains causing supply and demand imbalances. Overall, the ongoing effects of COVID-19 could have a material adverse impact on VERY GOOD’s business, results of operations, financial condition, and cash flows and may adversely impact the price of the Common Shares.

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control. Market price fluctuations in the Common Shares may be due to the Corporation’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revisions in securities analysts’ estimates, governmental regulatory action, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, the COVID-19 pandemic, or a variety of other additional factors, including, without limitation, those set forth under “Cautionary Note Regarding Forward-Looking Statements” and the risk factors set forth herein and in the AIF, which is incorporated by reference herein. In addition, capital markets have recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to change in operating performance.

These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

Further, we cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares which in turn could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Market for Warrants

The Warrants will not be listed for trading on any stock exchange following Closing and there is no market through which the Warrants may be sold. The Corporation has no intention to apply to any stock exchange for listing of the Warrants. As a result, purchasers may not be able to resell the Warrants compromising part of the Units that are purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

To the extent that purchasers of Warrants sell the Warrant Shares issued upon the exercise of those Warrants, the market price of the Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Warrant Shares may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share market price.

Any downward pressure on the price of Common Shares caused by the sale of Warrant Shares could encourage short sales by third parties. In a short sale, a prospective seller borrows common shares from a shareholder or broker and sells the borrowed common shares. The prospective seller anticipates that the common share price will decline, at which time the seller can purchase common shares at a lower price for delivery back to the lender. The seller profits when the common share price declines because it is purchasing common shares at a price lower than the sale price of the borrowed common shares. Such short sales of Common Shares could place downward pressure on the price of the Common Shares by increasing the number of Common Shares being sold, which could lead to a decline in the market price of the Common Shares.

Shareholder Rights

Holders of Warrants will not be entitled to any rights with respect to the Common Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Common Shares), but if a holder of Warrants subsequently exercises its Warrants into Common Shares, such holder will be subject to all changes affecting the Common Shares. Rights with respect to the Common Shares will arise only if and when the Corporation delivers Common Shares upon the exercising of a Warrant and, to a limited extent, under the Warrant exercise adjustments under the Warrant Indenture. For example, in the event that an amendment is proposed to the Corporation’s constating documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of Common Shares to a holder, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes in the powers or rights of Common Shares that result from such amendment.

Discretion in Use of Proceeds

The Corporation intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”. However, the Corporation will have discretion in the actual application of the net proceeds and may elect to allocate proceeds differently than described under “Use of Proceeds” if it believes it would be in its best interest to do so. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the business of the Corporation.

Dilution

Giving effect to the issuance of Units in the Offering, the receipt of the expected net proceeds, and the use of those proceeds, the Offering may have a dilutive effect on our expected net income/loss available to our shareholders per share and funds from operations per share. Furthermore, other than in accordance with the terms of the Agency Agreement and the Purchase Agreements, we are not restricted from issuing additional securities in the future, including Common Shares, securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares or substantially similar securities. To the extent that we raise additional funds through the sale of equity or convertible debt securities, the issuance of such securities will result in dilution to our shareholders. We may sell Common Shares or other securities in any other offering at a price per share that is less than the Offering Price or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Common Shares or securities convertible or exchangeable into Common Shares, in future transactions may be higher or lower than the price per share paid by investors in the Offering.

Additional Financing

The continued development of the Corporation will require additional financing in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Corporation’s business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Corporation. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. In the future, the Corporation will require additional financing to fund its operations until positive cash flow is achieved. See “Risk Factors – Negative Cash Flow from Operations”.

Forward-Looking Statements may Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information included in this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein or therein, including the forward-looking information under “Use of Proceeds”. By their nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. See “Cautionary Note Regarding Forward-Looking Information”.

Tax Risks

If the Corporation were classified as a PFIC for U.S. federal income tax purposes, certain generally adverse U.S. federal income tax consequences could apply to U.S. investors. The Corporation generally will be classified as a PFIC for any taxable year in which its passive income or its assets that produce passive income exceed certain thresholds. If the Corporation were a PFIC for any year during the holding period of a U.S. Holder (as defined above), then such holder generally would be required to treat any gain realized upon a disposition of Unit Shares, Warrant Shares, or Warrants, or certain excess distributions received on its Unit Shares or Warrant Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the holder were to make certain elections, to the extent available, in a timely and effective manner. The Corporation has not determined whether it will be a PFIC for the year in which the Offering is completed or in future years because, among other things, PFIC status is determined annually and is based on a corporation’s income, assets, and activities for the entire taxable year. Moreover, the determination as to whether any corporation was, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. Accordingly, there can be no assurance that the Corporation is not currently or will not be classified as a PFIC for any taxable year. This paragraph is qualified in its entirety by the discussion above under the heading “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.” Each U.S. Holder is urged to consult its own tax adviser regarding the PFIC status of the Corporation.

Foreign Private Issuer Status

The Corporation is a “foreign private issuer” under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC and Nasdaq. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC. In addition, the Corporation’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Moreover, as a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements for annual meetings and other events requiring the solicitation of a shareholder vote.

In addition, as a foreign private issuer, the Corporation is permitted to follow certain Canadian corporate governance practices in lieu of those required by Nasdaq listing rules. In particular, the Corporation’s articles provide a minimum quorum requirement of 5% which is less than the Nasdaq’s minimum requirement of at least 33 1/3% of the outstanding Common Shares. The Corporation is also not required under applicable Canadian law or the rules of the TSXV to have a majority independent board of directors, provided that the Corporation has at least two independent directors. As a foreign private issuer, the Corporation intends to follow Canadian corporate governance practices in lieu of the Nasdaq requirement to have a majority independent board. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Also, as a foreign private issuer, the Corporation intends to follow the listing rules of the TSXV in respect of private placements instead of the requirements of the Nasdaq to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Corporation and certain acquisitions of the shares or assets of another company).

Completion of the Offering

Completion of the Offering remains subject to a number of conditions precedent. There can be no certainty that the Offering will be completed. If the Offering is not completed, the Corporation may not be able to raise the funds required for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.

AUDITOR, REGISTRAR AND TRANSFER AGENTS

The auditor of the Corporation is KPMG LLP, Chartered Professional Accountants of Vancouver, British Columbia. KPMG LLP has confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards. KPMG LLP was first appointed as auditor of the Corporation on December 16, 2020.

DMCL LLP, Chartered Professional Accountants, are the former auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia. Computershare Trust Company, N.A., acts the Corporation’s co-transfer agent in the United States.

LEGAL PROCEEDINGS

There are no legal proceedings outstanding, threatened or pending as of the date of hereof by or against the Corporation or to which it is a party or its business or any of its assets is the subject of, nor to the knowledge of the directors and officers of the Corporation are any such legal proceedings contemplated which could become material to a purchaser of the Corporation’s securities.

There have not been any penalties or sanctions imposed against the Corporation by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation, and the Corporation has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

PROMOTERS

Mitchell Scott and James Davison founded the Corporation and, accordingly, may be considered to be a “Promoter” of VERY GOOD within the meaning of applicable securities legislation in British Columbia. As of the date hereof, Mitchell Scott beneficially owns or controls, directly or indirectly, an aggregate of 13,924,533 Common Shares (representing approximately 13.5% of the issued and outstanding Common Shares as of the hereof), 900,000 Options at an exercise price of $0.25 per Common Share until December 31, 2024 (450,000 Options) and January 1, 2025 (450,000 Options) and 525,000 Options at an exercise price of $7.03 per Common Share until January 29, 2026. James Davison beneficially owns or controls, directly or indirectly, an aggregate of 12,640,000 Common Shares (representing approximately 12.2% of the issued and outstanding Common Shares as of the hereof), 900,000 Options at an exercise price of $0.25 per Common Share until December 31, 2024 (450,000 Options) and January 1, 2025 (450,000 Options) and 525,000 Options at an exercise price of $7.03 per Common Share until January 29, 2026. See “Director and Named Executive Officer Compensation” in the Management Circular for disclosure regarding the compensation paid by the Corporation to each of Mitchell Scott and James Davison.

LEGAL MATTERS

The matters referred to under “Certain Canadian Federal Income Tax Considerations” and certain matters relating to the Units will be passed upon on behalf of the Corporation by Torys LLP, the Corporation’s Canadian legal counsel. The matters referred to under “Certain United States Federal Income Tax Considerations” and certain matters relating to the Units will be passed upon on behalf of the Corporation by Torys LLP, the Corporation’s U.S. counsel. In addition, the Placement Agent is being represented in connection with the Offering by Sullivan & Worcester LLP, as to U.S. legal matters and McCarthy Tétrault LLP, as to Canadian legal matters.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is governed by the laws of the Province of British Columbia, Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would render judgments, in original actions, for liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Corporation has filed with the SEC, in connection with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed VGFC Holdings LLC as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the Registration Statement.

This amended and restated short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of The Very Good Food Company Inc. at 2748 Rupert Street, Vancouver British Columbia, Canada, V5M 3T7 (Telephone 1-855-526-9254) and are also available electronically at www.sedar.com.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

(amending and restating the first amended and restated short form base shelf prospectus dated September 30, 2021)

New Issue and Secondary Offering	October 5, 2021

THE VERY GOOD FOOD COMPANY INC.

Common Shares

Warrants

Debt Securities

Subscription Receipts

Units

$100,000,000

The Very Good Food Company Inc. (the “Corporation”, “VERY GOOD”, “we”, or “us”) may offer and issue from time to time: (i) common shares of the Corporation (“Common Shares”); (ii) warrants to purchase Common Shares (“Warrants”); (iii) bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (the “Debt Securities”); (iv) subscription receipts, each of which, once purchased, entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, one Common Share and/or other securities of the Corporation (“Subscription Receipts”); or (v) units (“Units”) comprised of one or more of the other securities described in this amended and restated short form base shelf prospectus (the “Prospectus”) (all of the foregoing collectively, the “Securities”) or any combination thereof for up to an aggregate initial offering price of $100,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this Prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). One or more holders of Common Shares (each, a “Selling Shareholder”) may also offer and sell Common Shares under this Prospectus. See “Selling Shareholders”. The Corporation is filing this Prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10, of which this Prospectus forms a part (the “Registration Statement”), pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Available Information”.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determination thereof (in the event the offering is a non-fixed price distribution, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (an “ATM Distribution”)) and the persons offering the Common Shares; (ii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered; (iii) in the case of Debt Securities, the specific designation of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency or currency unit, the maturity, the offering price, whether payment on the Debt Securities will be senior or subordinated to the other liabilities and obligations of the Corporation, whether the debt securities will bear interest, the interest rate or the manner of determination thereof, any interest payment date(s), covenants, events of default, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities; (iv) in the case of the Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms, conditions and procedures for the conversion of such Subscription Receipts into Common Shares and/or other securities of the Corporation and any other specific terms of the Subscription Receipts; and (v) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

For greater certainty, sales of Common Shares may be effected under this Prospectus from time to time in one or more ATM Distributions under a Prospectus Supplement.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Corporation and the Selling Shareholder(s) may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or

- ii -

pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify, if applicable, each underwriter, dealer or agent, as the case may be, engaged by the Corporation or the Selling Shareholder(s) in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Shareholder(s), if any, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Corporation or the Selling Shareholders(s) will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices.

If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified Security in a specified market or at prices to be negotiated with purchasers. If offered on a non-fixed price basis, the compensation payable to an underwriter, dealer or agent in connection, if applicable, with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities (other than an ATM Distribution), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. No underwriter, dealer or agent involved in an ATM Distribution of any of the Securities under a Prospectus Supplement, and no affiliate of any such underwriter, dealer or agent, and no person acting jointly or in concert with any such underwriter, dealer or agent, will over-allot any Securities in connection with their distribution or effect any other transaction that is intended to stabilize or maintain the market price of the Securities being distributed. See “Plan of Distribution”.

The outstanding Common Shares are listed on the TSX Venture Exchange (the “TSXV”) under the trading symbol “VERY.V”, are quoted on the OTCQB under the symbol “VRYYF” and on the Frankfurt Stock Exchange under the trading symbol “OSI”. The Corporation has also applied to list the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “VGFC”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements. Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than Common Shares, will be listed on any securities exchange.

The Corporation’s head office is located at 2748 Rupert Street, Vancouver British Columbia, Canada, V5M 3T7 and its registered and records office is located at 885 W. Georgia, #900, Vancouver, British Columbia, V6C 3H1.

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. The audit of such financial statements is subject to Canadian generally accepted auditing standards and auditor independence standards.

- iii -

The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective purchasers should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences for purchasers who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective purchasers should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

All dollar amounts in this Prospectus are expressed in Canadian dollars, except as otherwise indicated.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.

- iv -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains “forward-looking information” within the meaning of applicable securities laws in Canada. Forward-looking information may relate to anticipated events or results and may include information regarding the Corporation’s financial position, business strategy, growth plans, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Corporation’s expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

In particular and without limitation, the forward-looking information in this Prospectus and the documents incorporation by reference includes, among other things, statements relating to:

•	the Corporation’s expectations regarding its proposed listing of the Common Shares on Nasdaq;

•	the impact of the COVID-19 pandemic (“COVID-19”) on the Corporation’s business;

•	the Corporation’s business strategy and growth plans;

•	the Corporation’s capital expenditures and operations;

•	the Corporation’s belief that expanding sales across the Corporation’s distribution network in Canada and the United States is a critical element of the Corporation’s growth strategy;

•

the anticipated production volume capacities of VERY GOOD’s production facilities in Vancouver, British Columbia (the “Rupert Facility”) in Patterson, California (the “Patterson Facility”) and the production facility located in Esquimalt, British Columbia, and the Corporation’s ability to scale and increase production output and the timing thereof;

•	expectations regarding the number of production lines and numbers of SKUs to be produced at the Rupert Facility and the Patterson Facility;

•	timing for the commencement of food production at the Patterson Facility and on the second production line at the Rupert Facility;

•	the Corporation’s ability to increase wholesale distribution in Canada and in the United States;

•	plans for, and the anticipated timing of, an eCommerce sales launch in the European Union and further international expansion;

•	plans for and the anticipated benefits of VERY GOOD’s product innovation centre at Mount Pleasant including the ability to rapidly introduce new creative products into the market (“Mount Pleasant”);

•	the anticipated timing for opening of the Mount Pleasant flagship butcher shop;

•	the Corporation’s commitment to corporate responsibility;

•	the Corporation’s ability to become a “Certified B Corporation”;

•	VERY GOOD’s acquisition strategy;

•

plans for, and the timing of, the retail rollout of VERY GOOD’s new “Butcher’s Select” gluten and soy free line of products and the benefits the Corporation expects to derive therefrom including the ability of the Butcher’s Select brand to strengthen VERY GOOD’s competitive position and compete against leading brand products;

1

•

expectations regarding the scaling of the Corporation’s retail network to a target of greater than 3,000 retail stores and 15,000 points of distribution by the end of 2021 in Canada and the United States;

•	the strength and benefits of the Corporation’s eCommerce platform and the ability to complete over 5,000 eCommerce orders per week;

•	the ongoing discussions with major US retailer banners regarding the distribution of the Corporation’s products;

•	the Corporation’s plans to obtain sustainability certifications and be both carbon and plastic neutral in the future;

•	the expected timing for non-GMO certification;

•	expectations regarding the Corporation’s ability to use the Victoria Butcher Shop & Restaurant (as defined in the AIF) as a template for the opening of additional locations across North America;

•

the Corporation’s expectations regarding any material variances in the use of proceeds from what was disclosed in the Corporation’s short form prospectus dated June 25, 2021 (the “June 2021 Prospectus”);

•	continuing to strategically register trademarks; and

•	expectations regarding the Corporation’s credit facility of up to $70,000,000 (the “Credit Facility”).

Forward-looking information is based on the Corporation’s opinions, estimates and assumptions in light of the Corporation’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of the impact of COVID-19; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; continued strong demand for the Corporation’s products; planned capital projects such as Mount Pleasant, the Patterson Facility, the Rupert Facility and the construction, costs, schedules, approvals and anticipated benefits relating thereto; the availability of sufficient capital to fund capital requirements associated with existing operations and capital projects; the ability to obtain necessary equipment, production inputs and labour; growth plans; the ability to retain senior management and other key personnel; the competitive environment conditions and the Corporation’s ability to position VERY GOOD competitively; the execution of the Corporation’s business strategy and growth plans and the impact thereof; future performance including future financial objectives; and food safety and regulatory compliance are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the following risk factors described in greater detail under the heading entitled “Risk Factors” in this Prospectus and the documents incorporated by reference herein, such as:

•	the impacts of the ongoing COVID-19 pandemic;

•	the Corporation’s potential failure to successfully establish, or potential disruptions at, the Corporation’s facilities;

•	the Corporation’s need for significant additional funding and the Corporation’s negative cash flow from operations;

•	risks relating to the Credit Facility;

•	the Corporation’s history of losses;

•	discretion over use of proceeds;

•	the loss of members of the Corporation’s management team or other key personnel;

•	the highly competitive nature of the plant-based industry;

•	limited or disrupted supply of raw materials including key ingredients;

•	inability to scale production and manage the Corporation’s supply chain;

•	the rapid growth of the Corporation’s business and the Corporation’s ability to meet growth goals;

•	the Corporation’s acquisition strategy and ability to integrate new business;

•	the Corporation’s reliance on third-party logistics providers;

•	food safety and consumer health;

•	the Corporation’s ability to protect its trademarks or other intellectual property rights;

•	the Corporation’s increasing reliance on distributors;

•	the effectiveness of the Corporation’s marketing efforts including digital marketing and social media campaigns;

•	inability to protect the Corporation’s brand value and reputation;

•	failure to successfully expand to new markets;

•	failure to comply with applicable product labelling, marketing and advertising regulations;

•	the Corporation’s inability to develop and market new products and improvement to existing products;

•	failure to acquire or retain customers across the Corporation’s distribution channels;

•	the effects of consolidation in the retail grocer sector;

•	the Corporation’s failure to comply with laws and regulations;

•	disruptions affecting the Corporation’s information technology systems and eCommerce business;

•	claims made against the Corporation, which may result in litigation;

•	the impacts of climate change;

•	insurance-related risks;

•	leasing commercial and retail space;

•	consumer trends;

•	changes in the general economic conditions;

•	union attempts to organize the Corporation’s employees;

•	failure to meet social responsibility metrics or ESG benchmarks;

•	counterparty risk;

•	changes in accounting standards;

•	volatility in the market price for Common Shares;

•	future equity sales;

•	no cash dividends for the foreseeable future;

•	dilution; and

•	the forward-looking information in this Prospectus or in the documents incorporated by reference herein may prove inaccurate.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by readers.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus and in the documents incorporated by reference herein represents the Corporation’s expectations as of the date of this Prospectus (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws in Canada.

All of the forward-looking information contained in this Prospectus and in the documents incorporated by reference herein is expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Securities.

FINANCIAL INFORMATION

All dollar amounts set forth in this Prospectus and in the documents incorporated by reference herein are in Canadian dollars unless otherwise indicated, references to “dollars”, or “$” are to Canadian dollars. All financial information in this Prospectus and in the documents incorporated by reference herein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS, which differs from United States generally accepted accounting principles.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of The Very Good Food Company Inc., at 2748 Rupert Street, Vancouver British Columbia, Canada, V5M 3T7 (Telephone: 1-855-526-9254) and are also available electronically under the Corporation’s profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov.

The following documents of the Corporation, which have been filed with Canadian securities commissions or similar authorities in each of the provinces and territories of Canada and filed as exhibits to the Registration Statement, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

a)	the Corporation’s audited annual consolidated financial statements as at December 31, 2020 and 2019, together with the independent auditor’s report thereon and the notes thereto;

b)	the independent auditor’s report on the Corporation’s audited consolidated financial statements as at December 31, 2019 and 2018;

c)	the Corporation’s management’s discussion and analysis of its financial condition and results of operations for the years ended December 31, 2020 and 2019;

d)	the Corporation’s annual information form (“AIF”) for the year ended December 31, 2020;

e)

the Corporation’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020, together with the notes thereto (the “Q2 Financial Statements”);

f)	the Corporation’s management’s discussion and analysis of its financial condition and results of operations for the three and six months ended June 30, 2021 and 2020 (the “Q2 MD&A”); and

g)

the Corporation’s management information circular (the “Management Circular”) dated May 25, 2021 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 29, 2021.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (other than confidential material change reports, if any) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any “template version” of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and prior to the termination of the offering of Securities to which such Prospectus Supplement relates, shall be deemed to be incorporated by reference into such Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and prospective purchasers of Securities should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, any information circular (other than relating to an annual meeting of shareholders of the Corporation) filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed and material change reports filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the information circular for the previous annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

In addition, any document or information included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus, shall be deemed to be incorporated by reference the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consents of KPMG LLP, DMCL, Chartered Professional Accountants and Torys LLP; (3) the form of Debt Indenture (as defined below) for any Debt Securities that may be offered hereunder; and (4) powers of attorney from certain of the Corporation’s directors and officers. A copy of the underwriting agreement for offerings under this Prospectus, and, as applicable, the warrant indenture for offerings of Warrants, the subscription receipt agreement for offerings of Subscription Receipts, any unit agreement for offerings of Units, and/or any supplemental indenture to the Debt Indenture and/or form of note for offerings of Debt Securities, will be filed by post-effective amendment to the Registration Statement or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. The Corporation has concurrently filed with the SEC the Registration Statement with respect to the Securities offered pursuant to this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance the prospective purchasers should refer to the exhibits for a more complete description of the matter involved.

The Corporation is subject to the information requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. Upon effectiveness of the Registration Statement, the Corporation will be subject to the information requirements of the U.S. Exchange Act and will file reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” within the meaning of rules made under the U.S. Exchange Act, the Corporation will be exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation will not be required to publish financial statements as promptly as United States companies.

The SEC maintains an Internet site at www.sec.gov that makes available reports and other information that the Corporation files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com. The Corporation’s Internet site can be found at www.verygoodfood.com. The information on the Corporation’s website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to the Corporation’s website in this Prospectus is an inactive textual reference only.

Prospective purchasers should rely only on information contained in this Prospectus or in the documents incorporated by reference herein and any applicable Prospectus Supplement and any “free writing prospectus” within the meaning of U.S. securities laws. The Corporation has not authorized anyone to provide prospective purchasers with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Prospective purchasers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement or any “free writing prospectus”, and the documents incorporated herein and therein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

THE VERY GOOD FOOD COMPANY INC.

VERY GOOD is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under its core brands: The Very Good Butchers and The Very Good Cheese Co. Further information regarding the Corporation and its business is set out in the AIF under “Description of the Business”, which is incorporated by reference herein.

Recent Developments

On October 4, 2021, VERY GOOD announced that it had submitted an initial application to list the Common Shares on Nasdaq. The listing of the Common Shares on Nasdaq remains subject to the review and approval of the listing application and the satisfaction of all applicable listing and regulatory requirements, including approval by the SEC of the Registration Statement. The Corporation will continue to maintain the listing of the Common Shares on the TSXV under the symbol “VERY”.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Corporation as at September 30, 2021. This table should be read in conjunction with the Q2 Financial Statements and Q2 MD&A incorporated by reference in this Prospectus.

Designation (authorized)	As at September 30, 2021 (unaudited)
Common Shares (unlimited)	$62,889,218 (103,456,964 Common Shares)
Options(1)	8,601,131 Options
Warrants(2)	5,706,558 Warrants
Loan Capital(3)	$3,473,520

Notes:

(1)

As of the date hereof, there were 8,601,131 options (“Options”) outstanding pursuant to the Corporation’s stock option plan, each Option entitling the holder to purchase one Common Share at exercise prices ranging from $0.25 to $9.07 per Common Share. See “Prior Sales”.

(2)	As of the date hereof, there were 5,706,558 warrants outstanding. See “Prior Sales”.
(3)

Represents amount drawn under the Credit Facility as at the date hereof. The Credit Facility consists of a revolving credit facility available to a maximum of $20,000,000 and a term loan available to a maximum of $50,000,000 (the “Term Loan”). VERY GOOD intends to use the Credit Facility for general corporate purposes including, among other things, supporting working capital, making potential acquisitions and, in the case of the Term Loan, purchasing equipment for the Patterson Facility and other production facilities. Drawdowns and the receipt of proceeds under the Credit Facility are subject to the Corporation satisfying certain terms and conditions thereunder.

USE OF PROCEEDS

Unless we otherwise indicate in a Prospectus Supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of the Securities for general corporate purposes, including funding ongoing operations at our facilities, further eCommerce and wholesale expansion efforts, working capital requirements, repaying indebtedness outstanding from time to time, completing acquisitions and for other corporate purposes to be set forth in the Prospectus Supplement relating to the offering of the Securities. The Corporation does not expect any material variances in the use of proceeds from what was disclosed in the June 2021 Prospectus.

Our intended use of proceeds accounts for the impacts and effects of COVID-19 that are currently known to us. Future developments, which we cannot currently predict, may require us to adjust, delay or postpone, either temporarily or permanently, any one of the principal purposes set out above. New or revised government and health directives, the availability of equipment, trades and staff for our facilities, and interruptions in our supply chain and distribution network, are all factors that could have an adverse impact on our plans. See “Risk Factors – Discretion in Use of Proceeds” and the risk factors under the heading “Risk Factors”.

More detailed information regarding the use of proceeds from the sale of Securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement and will include reasonable detail of the principal purposes of the proposed use of net proceeds in accordance with the requirements of Section 4.2 of Form 44-101F1 – Short Form Prospectus (“Form 44-101F1”), as well as the business objectives expected to be accomplished using the net proceeds of such offering and each significant event that must occur to accomplish such business objective, including the cost thereof, in accordance with Section 4.7 of Form 44-101F1. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement. We may also, from time to time, issue securities otherwise than pursuant to a Prospectus Supplement.

We had a negative operating cash flow for the financial years ended December 31, 2020, 2019 and 2018 and for the three and six months ended June 30, 2021. To the extent that we have negative cash flow in any future period, the Corporation will use net proceeds from a particular offering to fund such negative cash flow. See “Risk Factors – Negative Cash Flow from Operations”.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of the Common Shares by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Shareholders. The terms under which Common Shares may be offered by Selling Shareholders will be described in the applicable Prospectus Supplement. The

Prospectus Supplement for or including any Secondary Offering will include, without limitation, where applicable: (i) the names of the Selling Shareholders; (ii) the number and type of Common Shares owned, controlled or directed by each Selling Shareholder; (iii) the number of Common Shares being distributed for the accounts of each Selling Shareholder; (iv) the number of Common Shares to be owned, controlled or directed by each Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Common Share; (v) whether the Common Shares are owned by the Selling Shareholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Shareholder purchased any of the Common Shares held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Shareholder acquired the Common Shares; (vii) if a Selling Shareholder acquired the Common Shares held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per Common Share basis; and (viii) the Prospectus Supplement will contain, if applicable, the disclosure required by Item 1.11 of Form 44-101F1 – Short Form Prospectus, and, if applicable, each Selling Shareholder will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement.

PLAN OF DISTRIBUTION

The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments thereto, remains valid, offer for sale and issue up to an aggregate of $100,000,000 in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings.

The Corporation may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, the Selling Shareholders, if any, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

Similarly, one or more Selling Shareholders may sell Common Shares to or through underwriters or dealers purchasing as principals and may also sell the Common Shares to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Selling Shareholders”.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities (other than an ATM Distribution), except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an ATM Distribution of any of the Securities under a Prospectus Supplement, and no affiliate of any such underwriter, dealer or agent, and no person acting jointly or in concert with any such underwriter, dealer or agent, will over-allot any Securities in connection with their distribution or effect any other transaction that is intended to stabilize or maintain the market price of the Securities being distributed.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to any offering of Debt Securities having a term to maturity in excess of one year, as required by applicable securities laws.

DESCRIPTION OF SECURITIES

Description of Common Shares

VERY GOOD is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus, there were 104,453,964 Common Shares issued and outstanding. Each Common Share carries the right to one vote. Holders of Common Shares are entitled to receive any dividends declared by the board of directors of the Corporation in respect of the Common Shares. In the event of the liquidation, dissolution or winding-up of the Corporation, holders of Common Shares are also entitled to receive, on a pro rata basis, the remaining property and assets of the Corporation available for distribution after payment of all its liabilities.

The outstanding Common Shares are listed on the TSXV under the trading symbol “VERY.V”, on the OTCQB under the trading symbol “VRYYF” and on the Frankfurt Stock Exchange under the trading symbol “OSI”. The Corporation has also applied to list the Common Shares on Nasdaq under the symbol “VGFC”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements.

Description of Warrants

In this section, the term “Corporation” refers only to The Very Good Food Company Inc. without the subsidiaries through which it operates. The following description of Warrants sets forth certain general terms and provisions of Warrants that may be offered under this Prospectus and in respect of which a Prospectus Supplement may be filed. The Corporation will provide particular terms and provisions of a series of Warrants and a description of how the general terms and provisions described below may apply to that series in the Prospectus Supplement relating to such series. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

Warrants will be issued under one or more indentures (each, a “Warrant Indenture”), in each case between the Corporation and an appropriately qualified institution authorized to carry on business as a warrant agent (each, a “Warrant Agent”). The description below is not exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Warrant Indenture. Accordingly, reference should also be made to the applicable Warrant Indenture, a copy of which will be filed by the Corporation with applicable provincial and territorial securities commissions or similar regulatory authorities in Canada after it has been entered into, and will be available electronically on SEDAR under the profile of the Corporation which can be accessed at www.sedar.com, and will also be filed by post-effective amendment to the Registration Statement or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

Warrants may be offered separately or in combination with one or more other Securities.

A Prospectus Supplement relating to Warrants will describe the terms of the Warrants being offered including, where applicable, the following:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the Common Shares or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable;

•	the designation and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•	the currency or currency unit in which the exercise price is denominated;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	the identity of the Trustee under the applicable Warrant Indenture pursuant to which the Warrants are to be issued;

•	whether the Warrants are to be issued in registered form or in the form of temporary or permanent global securities, and the basis of exchange, transfer and ownership thereof;

•	provisions applicable to amendment of the Warrant Indenture; and

•	any other material terms, conditions or other provisions (including covenants) applicable to the Warrants.

A Prospectus Supplement may include specific variable terms pertaining to the Warrants that are not within the alternatives and parameters described in this Prospectus.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Description of Debt Securities

In this section, the term “Corporation” refers only to The Very Good Food Company Inc. without the subsidiaries through which it operates. The following description of Debt Securities sets forth certain general terms and provisions of Debt Securities that may be offered under this Prospectus and in respect of which a Prospectus Supplement may be filed. The Corporation will provide particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in the Prospectus Supplement relating to such series. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

Debt Securities will be issued under one or more indentures (each, a “Debt Indenture”), in each case between the Corporation and one or more appropriately qualified financial institutions authorized to carry on business as a trustee in Canada and/or the United States, as may be required by applicable securities laws (each, a “Trustee”). The description below is not exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Debt Indenture. Accordingly, reference should also be made to the applicable Debt Indenture, a form of which has been filed as an exhibit to the Registration Statement. A copy of the final, fully executed Debt Indenture, together with any supplemental indenture and/or the form of note for any Debt Securities offered hereunder, will be filed by the Corporation with applicable provincial and territorial securities commissions or similar regulatory authorities in Canada after it has been entered into, and will be available electronically on SEDAR under the profile of the Corporation which can be accessed at www.sedar.com, and will also be filed by post-effective amendment to the Registration Statement or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

Debt Securities may be offered separately or in combination with one or more other Securities. The Corporation may also, from time to time, issue Debt Securities and incur additional indebtedness other than pursuant to Debt Securities issued under this Prospectus.

Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of that series.

A Prospectus Supplement relating to a particular series of Debt Securities will describe the terms of the Debt Securities being offered including, where applicable, the following:

•	the specific designation and any limit on the aggregate principal amount of the Debt Securities;

•	the currency or currency units for which the Debt Securities may be purchased and in which the principal and any premium or interest is payable (in either case, if other than Canadian dollars);

•	the offering price (at par, at a discount or at a premium) of the Debt Securities;

•	the date(s) on which the Debt Securities will be issued and delivered;

•	the date(s) on which the Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determining such date(s);

•	the rate(s) per annum (either fixed or floating) at which the Debt Securities will bear interest (if any) and, if floating, the method of determining such rate(s);

•	the date(s) from which any interest obligation will accrue and on which interest will be payable, and the record date(s) for the payment of interest or the method of determining such date(s);

•	if applicable, the provisions for subordination of the Debt Securities to other indebtedness of the Corporation;

•	the identity of the Trustee(s) under the applicable Debt Indenture pursuant to which the Debt Securities are to be issued;

•	any redemption terms, or terms under which the Debt Securities may be defeased prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to the Debt Securities;

•	whether the Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities, and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms;

•

if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of the Debt Securities, payment of any premium or interest thereon, or repayment of the principal owing upon the maturity through the issuance of securities of the Corporation or of any other entity, and any restrictions on the persons to whom such securities may be issued;

•	provisions applicable to amendment of the Debt Indenture; and

•	any other material terms, conditions or other provisions (including covenants) applicable to the Debt Securities.

A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.

Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be direct unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Corporation from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Description of Subscription Receipts

Subscription Receipts may be offered separately or together with Securities. The Subscription Receipts will be issued under one or more subscription receipt agreements that will be entered into by the Corporation and an escrow agent at the time of issuance of the Subscription Receipts.

A Subscription Receipt will entitle the holder thereof to receive a Common Share and/or other Securities, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of a transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon. Holders of Subscription Receipts are not shareholders of the Corporation.

The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. In addition, a copy of the subscription receipt agreement for any offerings of Subscription Receipts will be filed by the Corporation with applicable provincial and territorial securities commissions or similar regulatory authorities in Canada after it has been entered into, and will be available electronically on SEDAR under the profile of the Corporation which can be accessed at www.sedar.com, and will also be filed by post-effective amendment to the Registration Statement or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

In the applicable Prospectus Supplement, the description of Subscription Receipts will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares and/or other Securities;

•	the number of Common Shares and/or other Securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each such Security;

•	the terms relating to the holding and release of the gross proceeds from the sale of the Subscription Receipts plus any interest and income earned thereon;

•	the material income tax consequences of owning, holding and disposing of the Subscription Receipts; and

•

any other material terms and conditions of the Subscription Receipts including, without limitation, transferability and adjustment terms and whether the Subscription Receipts will be listed on a stock exchange.

Description of Units

The Corporation may issue Units comprised of one or more of the other Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. A unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. A copy of any unit agreement for offerings of Units will be filed by the Corporation with applicable provincial and territorial securities commissions or similar regulatory authorities in Canada after it has been entered into, and will be available electronically on SEDAR under the profile of the Corporation which can be accessed at www.sedar.com, and will also be filed by post-effective amendment to the Registration Statement or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

The applicable Prospectus Supplement will describe the terms of the Units. The description will include, where applicable:

•	the designation of the Units and of the Securities comprising the Units;

•	the aggregated number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currencies in which the Units will be offered;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•

whether the Units and the securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

•	any other material terms or conditions of the Units.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSXV under the symbol “VERY.V”. The Common Shares were initially listed on the Canadian Securities Exchange (the “CSE”) on June 16, 2020 until March 16, 2021 and thereafter on the TSXV, where the Common Shares commenced trading on March 17, 2021. The following table shows the monthly range of high and low prices per Common Share at the close of market on the CSE, as well as total monthly volumes of the Common Shares traded on the CSE for the periods indicated to the date the Common Shares were delisted from the CSE:

Month	High($)	Low($)	Volume
August 2020	1.68	1.11	8,095,762
September 2020	1.92	1.40	7,188,511
October 2020	3.47	1.51	20,693,763
November 2020	7.60	3.16	40,170,813
December 2020	9.50	5.83	23,092,412
January 2021	8.87	5.27	8,707,019
February 2021	7.28	5.06	5,723,822
March 1 – 16, 2021	6.17	4.42	2,407,694

The following table shows the monthly range of high and low prices per Common Share at the close of market on the TSXV, as well as total monthly volumes of the Common Shares traded on the TSXV from the date of listing until the date of this Prospectus:

Month	High($)	Low($)	Volume
March 17 - 31, 2021	6.00	4.45	2,297,839
April 2021	5.56	4.40	2,181,353
May 2021	4.98	3.50	2,485,373
June 2021	4.72	3.53	3,220,754
July 2021	3.94	2.80	3,589,384
August 2021	3.34	2.70	3,219,763
September 2021	3.08	2.32	2,235,384

The Corporation has also applied to list the Common Shares on Nasdaq under the symbol “VGFC”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements.

PRIOR SALES

The following table summarizes all the Corporation’s issuances of Common Shares in the 12-month period preceding the date of this Prospectus:

Date of Issuance	Number of Common Shares		Issuance Price Per Common Share
October 7, 2020	4,500	(2)	$0.25
October 20, 2020	50,000	(2)	$0.25
October 22, 2020	54,830	(2)	$2.00
October 22, 2020	496,396	(2)	$0.25
October 22, 2020	26,000	(4)	$1.30
October 22, 2020	11,523	(1)	$1.44
October 22, 2020	47,866	(3)	$2.13
October 23, 2020	203,750	(2)	$2.00
October 23, 2020	30,000	(4)	$1.30
October 23, 2020	28,000	(2)	$2.00
October 23, 2020	160,500	(2)	$0.25
October 26, 2020	13,350	(2)	$2.00
October 27, 2020	150,000	(2)	$2.00
October 29, 2020	139,000	(2)	$2.00
October 29, 2020	12,500	(2)	$0.25
October 30, 2020	53,096	(2)	$2.00
November 2, 2020	110,000	(2)	$2.00
November 3, 2020	54,500	(2)	$2.00
November 4, 2020	336,515	(2)	$2.00
November 5, 2020	547,903	(2)	$2.00
November 6, 2020	75,384	(2)	$2.00
November 9, 2020	19,185	(2)	$2.00
November 10, 2020	475	(2)	$2.00
November 10, 2020	761,544	(2)	$0.25
November 10, 2020	1,710	(4)	$1.30
November 10, 2020	4,000	(2)	$2.00
November 11, 2020	172,750	(2)	$2.00
November 13, 2020	8,550	(2)	$2.00
November 16, 2020	26,250	(2)	$2.00
November 17, 2020	16,000	(2)	$2.00
November 20, 2020	15,750	(2)	$2.00
November 20, 2020	320,000	(2)	$0.25
November 24, 2020	3,300	(2)	$2.00
November 25, 2020	33,334	(2)	$0.30
November 26, 2020	58,846	(2)	$2.00
November 26, 2020	342,276	(4)	$1.30
November 30, 2020	13,500	(2)	$2.00
December 1, 2020	4,417	(1)	$3.69
December 1, 2020	39,900	(2)	$2.00
December 2, 2020	157,500	(2)	$2.00
December 3, 2020	98,000	(2)	$2.00
December 4, 2020	25,000	(2)	$2.00
December 7, 2020	1,675,000	(2)	$0.25
December 7, 2020	40,000	(2)	$2.00
December 8, 2020	440	(2)	$0.25

Date of Issuance	Number of Common Shares		Issuance Price Per Common Share
December 8, 2020	211,138	(2)	$2.00
December 8, 2020	16,667	(2)	$1.74
December 8, 2020	6,900	(2)	$2.00
December 9, 2020	7,500	(2)	$2.00
December 9, 2020	90,100	(2)	$4.50
December 10, 2020	2,500	(2)	$2.00
December 10, 2020	74,950	(2)	$4.50
December 11, 2020	57,900	(4)	$1.30
December 11, 2020	1,153	(2)	$2.00
December 11, 2020	86,550	(2)	$4.50
December 14, 2020	3,950	(2)	$4.50
December 15, 2020	6,710	(2)	$2.00
December 15, 2020	24,875	(2)	$4.50
December 16, 2020	100,105	(2)	$2.00
December 16, 2020	3,750	(2)	$4.50
December 17, 2020	4,500	(2)	$2.00
December 18, 2020	6,800	(4)	$1.30
December 18, 2020	70,500	(2)	$4.50
December 18, 2020	2,000	(2)	$2.00
December 21, 2020	86,250	(2)	$2.00
December 21, 2020	1,400	(2)	$4.50
December 21, 2020	10,500	(2)	$4.50
December 22, 2020	1,500	(2)	$4.50
December 22, 2020	1,520	(2)	$2.00
December 24, 2020	100,002	(2)	$0.30
December 24, 2020	10,000	(4)	$1.30
December 29, 2020	25,000	(2)	$0.25
December 30, 2020	1,000	(2)	$2.00
December 31, 2020	1,500	(2)	$2.00
January 5, 2021	15,000	(4)	$1.30
January 5, 2021	10,000	(2)	$2.00
January 7, 2021	5,000	(2)	$2.00
January 8, 2021	2,000	(2)	$4.50
January 11, 2021	9,000	(2)	$4.50
January 13, 2021	2,250	(2)	$2.00
January 13, 2021	1,500	(2)	$4.50
January 13, 2021	238,867	(4)	$3.50
January 15, 2021	72,000	(2)	$4.50
January 18, 2021	1,900	(2)	$2.00
January 20, 2021	20,000	(4)	$1.30
January 21, 2021	1,000	(2)	$2.00
January 27, 2021	150	(2)	$4.50
January 28, 2021	5,000	(2)	$2.00
January 29, 2021	5,000	(2)	$4.50
January 29, 2021	80,000	(2)	$0.25
February 2, 2021	5,452	(1)	$7.02
February 2, 2021	6,834	(1)	$5.59
February 8, 2021	2,500	(2)	$4.50
February 11, 2021	5,750	(2)	$4.50
February 17, 2021	200	(2)	$4.50

Date of Issuance	Number of Common Shares		Issuance Price Per Common Share
February 18, 2021	3,500	(2)	$4.50
February 18, 2021	25,000	(2)	$2.00
February 23, 2021	139,676	(5)	$5.66
March 1, 2021	5,000	(2)	$2.00
March 3, 2021	6,292	(1)	$6.09
March 9, 2021	9,000	(2)	$2.00
March 11, 2021	62,329	(5)	$5.87
March 15, 2021	134,433	(2)	$4.50
March 15, 2021	2,500	(2)	$0.25
March 15, 2021	7,240	(1)	$5.26
March 15, 2021	5,000	(2)	$2.00
March 16, 2021	16,667	(2)	$1.74
March 18, 2021	5,000	(2)	$4.50
March 19, 2021	5,000	(2)	$4.50
March 29, 2021	20,000	(2)	$2.00
April 16, 2021	15,000	(2)	$2.00
April 20, 2021	8,485	(1)	$4.45
April 29, 2021	1,900	(2)	$2.00
May 12, 2021	8,391	(1)	$4.39
May 26, 2021	3,900	(2)	$2.00
June 17, 2021	6,500	(2)	$2.00
June 29, 2021	3,000	(2)	$2.00
July 13, 2021	50,000	(2)	$0.25
July 13, 2021	16,666	(2)	$1.74
July 26, 2021	2,500	(2)	$2.00
July 28, 2021	18,000	(2)	$0.25
August 4, 2021	1,900	(2)	$2.00
August 5, 2021	60,000	(2)	$1.51
August 5, 2021	45,000	(2)	$1.60
August 9, 2021	1,500	(2)	$0.25
August 26, 2021	10,000	(2)	$1.31
August 30, 2021	10,000	(2)	$1.31
September 27, 2021	3,000	(2)	$0.25

Notes:

(1)	Represents Common Shares issued as compensation for services provided by a marketing services provider.
(2)	Represents an exercise of warrants or Options.
(3)	Represents Common Shares issued pursuant to a debt settlement agreement with a marketing services provider.
(4)	Represents an exercise of compensation warrants.
(5)	Represents Common Shares issued to the vendors of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. pursuant to the terms of the transaction agreements.

The following table summarizes all the Corporation’s issuances of Options under its stock option plan in the 12-month period preceding the date of this Prospectus:

Date of Issuance	Number of Options	Exercise Price Per Option
October 7, 2020	100,000	$1.60
October 13, 2020	50,000	$1.74
November 24, 2020	522,300	$4.65
December 5, 2020	150,000	$8.86
December 7, 2020	5,000	$9.07
January 4, 2021	1,155,000	$6.21
January 26, 2021	60,000	$7.10
January 29, 2021	3,255,000	$7.03
February 16, 2021	75,000	$6.73
March 8, 2021	35,000	$5.72
July 15, 2021	685,625	$3.70

The following table summarizes all the Corporation’s issuances of warrants in the 12-month period preceding the date of this Prospectus:

Date of Issuance	Number of Warrants		Exercise Price Per Warrant
October 6, 2020	60,000	(1)	$1.51
October 23, 2020	28,000	(2)	$2.00
November 4, 2020	855	(2)	$2.00
November 27, 2020	171,138	(2)	$2.00
December 4, 2020	296,308	(3)	$3.50
December 11, 2020	28,950	(2)	$2.00
December 18, 2020	3,400	(2)	$2.00
December 21, 2020	60,000	(1)	$7.60
December 24, 2020	5,000	(2)	$2.00
January 5, 2021	7,500	(2)	$2.00
January 13, 2021	119,434	(2)	$4.50
January 20, 2021	10,000	(2)	$2.00
June 7, 2021	225,000	(4)	$5.62
July 2, 2021	391,632	(5)	$3.70

Notes:

(1)	Represents warrants issued to Brian Greenleaf, the Corporation’s former Chief Operating Officer, as compensation for his services to the Corporation. The warrants expire 12 months from their issuance.
(2)	Represents an exercise of compensation warrants in accordance with their terms.
(3)

Represents compensation warrants issued as compensation to Canaccord Genuity Corp. (“Canaccord”) as the underwriter for the prospectus offering of 3,778,900 units of the Corporation for gross proceeds of $13,226,150 (the “December Offering”), with each compensation warrant being exercisable for one additional unit at an exercise price of $3.50 until June 4, 2022. Each unit issuable pursuant to exercise of a compensation warrant consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.50 until June 4, 2022.

(4)

Represents 225,000 warrants issued to Waygar Capital Inc. as compensation for services as lender for the Credit Facility, with each warrant being exercisable for one Common Share at a price of $5.62 until June 7, 2026.

(5)

Represents compensation warrants issued as compensation to Canaccord as the underwriter for the prospectus offering of 5,594,750 units of the Corporation for gross proceeds of $20,700,575 (the “July Offering”), with each compensation warrant being exercisable for one additional unit at an exercise price of $3.70 until January 2, 2023. Each unit issuable pursuant to exercise of a compensation warrant consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.60 until January 2, 2023.

The following table summarizes all the Corporation’s issuances of units of the Corporation containing Common Shares in the 12-month period preceding the date of this Prospectus:

Date of Issuance	Number of Units Issued		Issuance Price Per Unit Security
December 4, 2020	3,778,900	(1)	$3.50
December 4, 2020	30,000	(2)	$8.86
December 4, 2020	285,714	(3)	$3.50
July 2, 2021	5,594,750	(4)	$3.70
July 2, 2021	30,000	(5)	$3.82

Notes:

(1)

Represents units issued pursuant to the December Offering. Each unit consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.50 until June 4, 2022.

(2)

Represents corporate finance fee units issued as compensation to Canaccord as the underwriter for the December Offering, with each corporate finance fee consisting of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.50 until June 4, 2022.

(3)

Represents units issued pursuant to the Corporation’s private placement that closed on December 4, 2020. Each unit consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.50 until June 4, 2022.

(4)

Represents units issued pursuant to the July Offering. Each unit consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.60 until January 2, 2023.

(5)

Represents corporate finance fee units issued as compensation to Canaccord as the underwriter for the July Offering, with each corporate finance fee consisting of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.60 until January 2, 2023.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a United States person.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers in the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

Negative Cash Flow from Operations

The Corporation had a negative operating cash flow for the financial years ended December 31, 2020, 2019 and 2018 and for the three and six months ended June 30, 2021. To the extent that the Corporation has negative cash flow in any future period, the Corporation will use net proceeds from a particular offering of Securities to fund such negative cash flow from operating activities. In order to stay in business, in the absence of cash flow from operations, the Corporation will have to raise funding through financing activities. However, there is no certainty the Corporation will be able to raise funds at all or on terms acceptable to the Corporation in the event it needs to do so. Furthermore, additional funds raised by the Corporation through the issuance of equity or convertible debt securities would cause the Corporation’s current shareholders to experience dilution.

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact its results of operations or financial condition through disruptions to its operations including as a result of temporary production suspensions at its production facilities, production ramp-up delays at its Rupert and Patterson facilities, interruptions in its supply chain and distribution network, construction delays for its Mount Pleasant flagship store and proposed innovation centre, and, with respect to its Victoria flagship store, delays in its opening or the impact of new indoor dining restrictions.

VERY GOOD continues to utilize and refine its safety protocols to ensure the health and wellness of its employees which include the use of personal protective equipment and physical distancing initiatives to reduce risk within its facilities and mitigate the direct impacts of COVID-19. However, during the second quarter ended June 30, 2021, VERY GOOD’s operations were affected by indirect impacts of the pandemic through delays in the delivery of production equipment as well as a tightening of the local labour markets in the areas surrounding its Rupert and Patterson facilities which made it more challenging to secure the personnel needed to staff up operations. Taken together these developments, if prolonged, may slow VERY GOOD’s targeted ramp-up.

The extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities, and sustained pressure on global supply chains causing supply and demand imbalances. Overall, the ongoing effects of COVID-19 could have a material adverse impact on VERY GOOD’s business, results of operations, financial condition, and cash flows and may adversely impact the price of the Common Shares.

Discretion Over Use of Proceeds

The Corporation intends to allocate the net proceeds it will receive from an offering under this Prospectus as described under “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement; however, the Corporation will have discretion in the actual application of the net proceeds. The Corporation may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement if the Corporation believes it would be in the Corporation’s best interests to do so. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the business of the Corporation.

Foreign Private Issuer Status

The Corporation is a “foreign private issuer” under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC and Nasdaq. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC. In addition, the Corporation’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of

Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Moreover, as a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements for annual meetings and other events requiring the solicitation of a shareholder vote.

In addition, as a foreign private issuer, the Corporation is permitted to follow certain Canadian corporate governance practices in lieu of those required by Nasdaq listing rules. In particular, the Corporation’s articles provide a minimum quorum requirement of 5% which is less than the Nasdaq’s minimum requirement of at least 33 1/3% of the outstanding Common Shares. The Corporation is also not required under applicable Canadian law or the rules of the TSXV to have a majority independent board of directors, provided that the Corporation has at least two independent directors. As a foreign private issuer, the Corporation intends to follow Canadian corporate governance practices in lieu of the Nasdaq requirement to have a majority independent board. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Also, as a foreign private issuer, the Corporation intends to follow the listing rules of the TSXV in respect of private placements instead of the requirements of the Nasdaq to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Corporation and certain acquisitions of the shares or assets of another company).

LEGAL MATTERS

There are no legal proceedings that the Corporation is or was a party to, or that any of its property is or was a subject of, that were or are material to the Corporation, nor are any such legal proceedings known to the Corporation to be contemplated which could be deemed material to the Corporation.

To the knowledge of management of the Corporation, there have not been any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF EXPERTS

Certain legal matters relating to the offering of the Securities hereunder will be passed upon by Torys LLP on behalf of the Corporation. As at the date hereof, the partners and associates of Torys LLP and its designated professionals, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is KPMG LLP, Chartered Professional Accountants of Vancouver, British Columbia. KPMG LLP has confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards. KPMG LLP was first appointed as auditor of the Corporation on December 16, 2020.

DMCL, Chartered Professional Accountants, are the former auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is governed by the laws of British Columbia and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed VGFC Holdings LLC as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under the Registration Statement.

PROMOTERS

Mitchell Scott and James Davison founded the Corporation and, accordingly, may be considered to be a “Promoter” of VERY GOOD within the meaning of applicable securities legislation in British Columbia. As of the date of this Prospectus, Mitchell Scott beneficially owns or controls, directly or indirectly, an aggregate of 13,924,533 Common Shares (representing approximately 13.5% of the issued and outstanding Common Shares as of the date of this Prospectus), 900,000 Options at an exercise price of $0.25 per Common Share until December 31, 2024 (450,000 Options) and January 1, 2025 (450,000 Options) and 525,000 Options at an exercise price of $7.03 per Common Share until January 29, 2026. James Davison beneficially owns or controls, directly or indirectly, an aggregate of 12,640,000 Common Shares (representing approximately 12.2% of the issued and outstanding Common Shares as of the date of this Prospectus), 900,000 Options at an exercise price of $0.25 per Common Share until December 31, 2024 (450,000 Options) and January 1, 2025 (450,000 Options) and 525,000 Options at an exercise price of $7.03 per Common Share until January 29, 2026. See “Director and Named Executive Officer Compensation” in the Management Circular for disclosure regarding the compensation paid by the Corporation to each of Mitchell Scott and James Davison.